UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 13, 2015 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q15 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q14, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 32.7% IN NET REVENUE IN 2Q15

Indicators (R$ Million)	2Q15	2Q14	Var.	1H15	1H14	Var.
Sales within the Concession Area - GWh	14,191	14,621	-2.9%	29,305	30,129	-2.7%
Captive Market	10,079	10,329	-2.4%	21,231	21,684	-2.1%
TUSD	4,112	4,292	-4.2%	8,074	8,445	-4.4%
Gross Operating Revenue(1)	8,768	4,953	77.0%	16,173	9,980	62.1%
Net Operating Revenue(1)	4,878	3,677	32.7%	9,937	7,415	34.0%
EBITDA (IFRS)(2)	692	772	-10.3%	1,665	1,559	6.8%
Adjusted EBITDA(3)	884	903	-2.1%	2,030	1,988	2.1%
Net Income (IFRS)	90	145	-37.9%	233	320	-27.3%
Adjusted Net Income(4)	264	255	3.5%	572	650	-12.1%
Investments	382	280	36.5%	713	520	37.1%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

2Q15 HIGHLIGHTS

•     Sales dropped 2.9% in the concession area - residential (-1.5%), commercial (+0.6%) and industrial (-5.4%)

•     Investments of R$ 382 million in 2Q15 and of R$ 713 million in 1H15

•     RGE’s tariff adjustment on June 2015. The effect in parcel B is 2.84%.

•     Standard&Poor’s reaffirmed the rating brAA+ with stable outlook for CPFL Energia and its subsidiaries

•     CPFL Energia’s shares were down 2.9% on BM&FBOVESPA and 3.7% on NYSE in 2Q15

•     Best company of the year on power market assigned by Época Negócios 360°

•     CPFL Santa Cruz took the first place in continuity services ranking in 2014, listed by ANEEL (large distributors – over 1TWh)

•     Winner of Prêmio Abradee 2015 in two categories: Customer evaluation (CPFL Paulista) and Social Responsibility (RGE)

2Q15 Results | August 13, 2015

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC SCENARIO	6

3) ENERGY SALES	7
3.1) Sales within the Distributors’ Concession Area	7
3.1.1) Sales by segment – Concession Area	8
3.1.2) Sales to the Captive Market	9
3.1.3) TUSD	9
3.2) Contracted Demand in MW	10
3.3) Generation Installed Capacity	10

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	11
4.1) Consolidation of CPFL Renováveis Financial Statements	13
4.2) Presentation of adjusted figures	13

5) ECONOMIC-FINANCIAL PERFORMANCE	14
5.1) Sectorial Financial Assets and Liabilities	14
5.2) Operating Revenue	14
5.3) Cost of Electric Energy	15
5.4) Operating Costs and Expenses	16
5.5) EBITDA	18
5.6) Financial Result	18
5.7) Net Income	19

6) DEBT	20
6.1) Debt (IFRS)	20
6.2) Debt (Proforma)	21
6.2.1) Debt Evolution	21
6.2.2) Debt Amortization Schedule	22
6.2.3) Indexation and Debt Cost	23
6.3) Net Debt and Leverage (Covenant criteria)	23

7) INVESTMENTS	24

8) ALLOCATION OF RESULTS	25

9) STOCK MARKET	25
9.1) Share Performance	25
9.2) Average Daily Volume	26
9.3) Ratings	26

10) CORPORATE GOVERNANCE	27

11) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2015	28

12) PERFORMANCE OF THE BUSINESS SEGMENTS	29
12.1) Distribution Segment	29
12.1.1) Economic-Financial Performance	29
12.1.1.1) Sectoral Financial Assets and Liabilities	29
12.1.1.2) Operating Revenue	29
12.1.1.3) Cost of Electric Power	30
12.1.1.4) Operating Costs and Expenses	31
12.1.1.5) EBITDA	32
12.1.1.6) Financial Result	32
12.1.1.7) Net Income	33

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2Q15 Results | August 13, 2015

12.1.2) Annual Tariff Adjustment	34
12.1.3) 2015 Extraordinary Tariff Review (RTE)	35
12.1.4) 4th Tariff Review Periodic Cycle	36
12.1.5) Operating Performance of the Distribution Segment	36
12.2) Commercialization and Services Segments	36
12.3) Conventional Generation Segment	37
12.3.1) Economic-Financial Performance	37
12.4) CPFL Renováveis	39
12.4.1) Economic-Financial Performance	39
12.4.2) Status of Generation Projects – 100% Participation	41

13) ATTACHMENTS	43
13.1) Statement of Assets – CPFL Energia	43
13.2) Statement of Liabilities – CPFL Energia	44
13.3) Income Statement – CPFL Energia (IFRS)	45
13.4) Income Statement – CPFL Energia (Adjusted)	46
13.5) Cash Flow – CPFL Energia	47
13.6) Income Statement – Conventional Generation Segment (IFRS)	48
13.7) Income Statement – Conventional Generation Segment (Adjusted)	49
13.8) Income Statement – CPFL Renováveis (IFRS)	50
13.9) Income Statement – CPFL Renováveis (Adjusted)	51
13.10) Income Statement – Distribution Segment (IFRS)	52
13.11) Income Statement – Distribution Segment (Adjusted)	53
13.12) Economic-Financial Performance – Distributors	54
13.13) Sales within the Concession Area by Distributor (in GWh)	56
13.14) Sales to the Captive Market by Distributor (in GWh)	57

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2Q15 Results | August 13, 2015

1) MESSAGE FROM THE CEO

We have reached the second half of 2015 and can affirm that energy rationing in the year has been ruled out. In the recent period, we have seen an improvement in hydrological conditions, which combined with a significant decrease in load throughout the country, have permitted a recovery in reservoir levels.  The thermal dispatch, still at high levels, and the reserve energy input in the energy matrix, has resulted in a Generation Scaling Factor (GSF) of 19% in 2Q15, which had a significant impact on hydroelectric plants with contracted energy, forcing them to purchase energy on the spot market to honor contractual commitments.

Sector agents (companies, associations and other institutions) have been actively negotiating with the Federal Government, the sector regulatory agency and the Ministries of Finance and Mines & Energy in an attempt to find solutions that will guarantee the economic and financial balance of the Hydroelectric Plants. Between the end of May and early July, the Brazilian Electricity Regulatory Agency (Aneel) held a Public Hearing (AP 32/2015) to collect supporting data and additional information for a conceptual discussion of the GSF.  At the end of July, ANEEL, aware of the need for a solution to the water deficit many plants were facing, presented a proposal to sector associations.  This proposal has since been the focus of intense discussion by agents, regulators and ministries to ensure that all facets of the issue are addressed and that the solution encompasses generator agents that sell energy in both the Regulated Contracting Environment and the Free Contracting Environment.  We believe that we are close to a solution for the GSF that will ensure that financial settlements on the spot market return to normal and provide economic and financial stability to energy generators once again.

Regarding the results of CPFL Energia in 2Q15, I would like to emphasize the contribution of CPFL Renováveis to our business growth.  In the quarter, our subsidiary reached operational capacity of 1,802 MW.  With the association with DESA in October of 2014 and early startup of the Morro dos Ventos II wind farm in April 2015, when initially planned for 2016, CPFL Renováveis contributed R$77 million to the group’s consolidated results in comparison with 2Q14.  The Conventional Generation segment posted a 40% increase in EBITDA1 , driven by the seasonalizing strategy adopted by our projects.  The commercialization and services segment continues to post solid results for the CPFL Energia  Group, contributing EBITDA of R$54 million in the quarter.

In the Distribution segment, the market in CPFL Energia's concession area contracted by 2.9%.  For the first time since energy rationing in 2011, residential consumption fell compared to the same quarter in the previous year (-1.5%).  Industrial consumption (-5.4%) continues to decline, closely linked to the weak performance of industrial production.  Consumption by the commercial segment grew by a slight 0.6% compared to 2Q14.  Weaker performance by the residential and commercial segments reflects the rapid deterioration of macroeconomic conditions, with a drop in the real wage bill, increased unemployment rates and reduced retail sales.  Higher electricity rates, mainly driven by the adoption of dynamic pricing and the Extraordinary Tariff Revision implemented in early March 2015, also influenced consumer behavior, hampering any increase in consumption.

For distributors, although mechanisms that increased rates prevented a significant increase in mismatching cash flow needs, at the end of 2Q15, we still held R$1.6 billion in accumulated CVAs receivable, which we should recover through rates by the end of 2016.  Note that ANEEL authorized annual rate adjustments for CPFL Paulista and RGE in April and June, respectively.  For RGE, rates decreased by an average 3.76% as of June 19, reflecting a drop in the cost of acquisition of energy due to the incorporation of supply from hydroelectric power plants under concessions renewed by Provisional Presidential Decree 579/2012. The rate increase for CPFL Paulista averaged 4.67%, effective as of April 8, to cover the increased quota of the Energy Development Account (CDE) resulting from the end of Treasury coverage for tariff subsidies.

Consolidated leverage for the Company continues to feel pressure from accumulation of regulatory assets in Distribution.  The net debt to EBITDA ratio reached 3.67 times at the end of 2Q15.   Adding receivables from CVA (accumulated until 2Q15) to the cash balance, the adjusted net debt to EBITDA would be 3.23 times at the end of 2Q15.

1Management data: consider the proportional consolidation of generation assets (Ceran, Baesa, Enercan, Foz Chapecó, Epasa and Jaguari Geração) and exclude non-recurring effects.

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2Q15 Results | August 13, 2015

Even so, the Company's robust financial policy and careful strategy in situations of stress led Standard & Poor's Rating Services to reaffirm the brAA+ rating for CPFL Energia and its subsidiaries.

In the face of a myriad of challenges stemming from the macroeconomic slowdown and need for regulatory advances in the energy sector, CPFL Energia continues to do its part, collaborating actively with regulators, the federal government and other sector agents in search of solutions and improvements that will improve compensation to electric sector assets.  At the same time, we continue to work hard to operate our assets efficiently, providing quality services with financial responsibility to guarantee the sustainability of our business.

Wilson Ferreira Jr.

CEO of CPFL Energia

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2Q15 Results | August 13, 2015

2) MACROECONOMIC SCENARIO

The current climate of crisis calls for an increased probability that the global economy will fail to regain momentum, which has led to the downgrade of international projections for major advanced and emerging economies. With this, the external scenario may play a smaller role in a recovery of the Brazilian economy.

The global economy is expected to grow at an annual rate of 3.3% in 2015 and 3.8% in 2016.

GDP Projections for 2015 and 2016 (%) | Select Economies

Source and projections: IMF.

After announcing weak results in the previous quarter, the U.S. economy managed a merely mild recovery in recent months. Revised U.S. GDP data indicate negative growth of 0.2% - in annualized terms – and slight growth in retail and industrial production, growing at 0.9% and 0.3% over the previous quarter, respectively. Despite continued hiring – 662,000 new jobs were created in 2Q15 - and positive consumer and industry sentiment readings, international projections for U.S. GDP growth in 2015 were revised down from 3.1% to 2.5%, signaling a slowdown in the U.S. economy.

Quarterly data from the Eurozone reveal certain stability in economic activity, even in the face of geopolitical instability. The Composite Purchase Managers Index (PMI), which covers industry and service sectors in the currency block, was positive in the period, revealing growth in business.  Approval of the Greek debt renegotiation – totaling €86 billion – reduced market volatility and imposed significant adjustments on the country's economy. Even so, many continue to believe that the currency union could weather a disruptive outcome to the Greek crisis and average international GDP projections for the region call for growth of 1.5% in 2015.

China continues to undergo a process of economic rebalancing, foregoing investment for incentives to internal consumption. In 2Q15, economic indicators proved positively surprising, with gains in industrial production and retail averaging 6.3% and 10.2%, respectively, in the first quarter. The country’s GDP grew 7.0% in 2Q15, slightly above expectations, proof that measures to encourage liquidity and credit implemented since the end of 2014 were effective in driving domestic activity.

In Brazil, the domestic economy deteriorated significantly in 2Q15. Restrictive adjustments to macroeconomic policy and political uncertainties further plagued economic activity and drove the immense crisis in consumer confidence and industry sentiment, with significant impacts on private investments and household consumption.

Among the worst performing in 2Q15 was the labor market, which lost a net total of 480,000 jobs – according to the Ministry of Labor and Employment’s General List of Unemployed Persons, with major layoffs in industry, civil construction and services. Other indicators also signal deterioration, including the Monthly Employment Survey by the Brazilian Geography and Statistics Institute (IBGE), which showed that average employment income in metropolitan areas fell 3.6% in the quarter while unemployment in June stood at 6.5% of the economically active population.

In line with the marked downturn in employment indicators and rising inflation, retail earnings were also disappointing. According to the Monthly Commerce Survey by IBGE, the volume of restricted retail sales (excluding vehicles and construction materials) fell 4.5% in May in comparison with the same month in 2014.  Downturns were widespread throughout the economy, but the most striking was the 2.1% decrease (in annual terms) in supermarket and hypermarket sales, revealing restriction of consumption of essential goods.

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2Q15 Results | August 13, 2015

Industry continues to post flagging performance, significantly lower than 2014. In 2Q15, industrial production fell 6.6% from the same period in 2014. Despite a strong decrease in production and historically low levels of capacity utilization (78%, much lower than the historic average of 83.5% between 2008 and 2015), industrial inventories are still quite high, particularly in the capital goods sector. Industry sentiment indicators only serve to reaffirm the sector’s unfavorable outlook – they are currently at their lowest level since measurements began in 1995 – showing particular pessimism in indicators for outlook and domestic demand.

Leading negative results were quarterly numbers from the automotive industry released by the Vehicle Manufacturers' Association (Anfavea), which show a downturn of 11.1% from 1Q15 and of 21% from the year-ago period. Vehicle licensing, which was already in freefall, slid an additional 10.5% from 1Q15, reflecting weak demand and justifying the large number of workers on involuntary furlough – year to date, nearly 114,000 employees in the CPFL Group’s concession area were out of work, with factories shuttered for a total of 113 days.

All indications point to a significant slump in economic activity in 2015, with negative GDP growth of 1.7% this year, followed by a slight recovery of 0.3% in 2016.

Brazil GDP | Annual growth (%)

Source: IBGE

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 2Q15, sales within the concession area, achieved by the distribution segment, totaled 14,191 GWh, a decrease of 2.9%.

Sales within the Concession Area - GWh
	2Q15	2Q14	Var.	2015	2014	Var.
Captive Market	10,079	10,329	-2.4%	21,231	21,684	-2.1%
TUSD	4,112	4,292	-4.2%	8,074	8,445	-4.4%
Total	14,191	14,621	-2.9%	29,305	30,129	-2.7%

In 2Q15, sales to the captive market totaled 10,079 GWh, a decrease of 2.4%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,112 GWh in 2Q15, a decrease of 4.2%. These reductions reflect the turmoil of the macroeconomic scenario, such as the shrinking consumption of large industrial customers, the diminishing of the real income mass, pushing down the volume of retail sales, besides the increase in electricity tariffs and milder temperatures verified in 2Q15, compared to the same period 2014.

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2Q15 Results | August 13, 2015

Sales within the Concession Area - GWh
	2Q15	2Q14	Var.	2015	2014	Var.	Part.
Residential	3,840	3,899	-1.5%	8,311	8,361	-0.6%	27.1%
Industrial	5,868	6,203	-5.4%	11,617	12,259	-5.2%	41.4%
Commercial	2,394	2,380	0.6%	5,122	5,095	0.5%	16.9%
Others	2,089	2,140	-2.4%	4,256	4,413	-3.6%	14.7%
Total	14,191	14,621	-2.9%	29,305	30,129	-2.7%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 13.13.

Noteworthy in 2Q15, in the concession area:

•           Residential and commercial segments (27.1% and 16.9% of total sales, respectively): down by 1.5% and up by 0.6%, respectively. This performance reflects the changes in the labor market, with the hike of unemployment, the decrease of the volume in real income and the increase in electricity tariffs. These classes were also negatively impacted by milder temperatures recorded in the 2Q15 compared to 2Q14, and positively by the greater number of days in the billing schedule (91.0 days versus 89.9 days in 2Q15 and 2Q14 respectively).

•           Industrial segment (41.4% of total sales): decrease of 5.4%, reflecting weaker performance of the economic activity and the fall of the business confidence in the industry recently. This result was mainly influenced by CPFL Piratininga, which recorded the biggest drop among the distributors (-6.8 % or 139 GWh).

3.1.1) Sales by segment – Concession Area

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2Q15 Results | August 13, 2015

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	3,840	3,899	-1.5%	8,311	8,361	-0.6%
Industrial	2,028	2,147	-5.6%	4,100	4,299	-4.6%
Commercial	2,168	2,189	-1.0%	4,654	4,705	-1.1%
Others	2,044	2,094	-2.4%	4,166	4,319	-3.5%
Total	10,079	10,329	-2.4%	21,231	21,684	-2.1%

Note: The tables with captive market sales by distributor are attached to this report in item 13.14.

The retail sales were influenced mainly by the decrease in consumption in the industrial class which, in turn, reflects the slowdown in economic activity and the fall of the confidence level, as explained above. Another key factor that influenced the captive market was the performance of the residential segment, which decreased consumption for the first time since the 2001 rationing period, in quarterly comparisons.

3.1.3) TUSD

TUSD - GWh
	2Q15	2Q14	Var.	2015	2014	Var.
Industrial	3,841	4,056	-5.3%	7,516	7,960	-5.6%
Commercial	226	190	18.9%	467	391	19.7%
Others	45	46	-2.1%	90	94	-4.2%
Total	4,112	4,292	-4.2%	8,074	8,445	-4.4%

TUSD by Distributor - GWh
	2Q15	2Q14	Var.	2015	2014	Var.
CPFL Paulista	2,046	2,089	-2.1%	3,978	4,112	-3.3%
CPFL Piratininga	1,467	1,569	-6.5%	2,923	3,099	-5.7%
RGE	503	536	-6.0%	971	1,032	-5.9%
CPFL Santa Cruz	11	12	-2.9%	23	23	-1.3%
CPFL Jaguari	15	21	-28.8%	34	39	-12.5%
CPFL Mococa	7	7	-2.5%	13	14	-4.9%
CPFL Leste Paulista	13	11	17.4%	24	23	3.3%
CPFL Sul Paulista	50	49	2.4%	108	103	5.6%
Total	4,112	4,292	-4.2%	8,074	8,445	-4.4%

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2Q15 Results | August 13, 2015

3.2) Contracted Demand in MW

3.3) Generation Installed Capacity

In 2Q15, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,129 MW of installed capacity, an increase of 0.1% compared to 2Q14. This increase is mainly due to the addition of Morro dos Ventos II (2Q15) wind farms. The association of CPFL Renováveis with Dobrevê Energia S.A. (DESA) was concluded in September, 2014, effectively as of October, 2014, adding 277.6 MW of installed capacity in operation and 53.2 MW of installed capacity in construction.

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis as of 06/30/2015.

(1) Decrease due to the change of the shareholding of CPFL Generation in Epasa of 57.13% in 2Q14 to 53.34% in 2Q15.

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2Q15 Results | August 13, 2015

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2015 and 2014, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,179	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,641	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,429	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	204	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	82	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	45	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	3 SHPs and 6 MHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

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2Q15 Results | August 13, 2015

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO") (4)	Private corporation	Management in Energy Efficiency	Direct 100%
CPFL Transmissora Morro Agudo S.A. ("CPFL Transmissão Morro Agudo")	Private corporation	Electric energy transmission services	Direct 100%
CPFL TI Nect Serviços de Informática Ltda. (TI Nect)	Limited company	IT services	Direct 100%

(1) Former Chumpitaz Serviços S.A.;
(2) Former Bio Anicuns S.A.;
(2) Former Bio Itapaci S.A..
(4) Former CPFL Participações S.A.

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

Notes:

(1) Former Chumpitaz Serviços S.A.;

(2) Former CPFL Bio Anicuns S.A.;

(3) Former CPFL Bio Itapaci S.A..

(4) Former CPFL Participações S.A.

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Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2015, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

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5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue (IFRS)(1)	8,768,099	4,952,888	77.0%	16,173,168	9,979,941	62.1%
Net Operating Revenue (IFRS)(1)	4,877,637	3,676,653	32.7%	9,936,897	7,415,193	34.0%
Cost of Electric Power (IFRS)	(3,611,688)	(2,440,406)	48.0%	(7,209,539)	(4,992,650)	44.4%
Operating Costs & Expenses (IFRS)	(1,247,292)	(1,007,050)	23.9%	(2,298,654)	(1,944,783)	18.2%
EBIT (IFRS)	303,569	446,227	-32.0%	944,423	883,560	6.9%
EBITDA (IFRS)(2)	692,477	771,636	-10.3%	1,664,673	1,558,937	6.8%
Financial Income (Expense) (IFRS)	(186,758)	(224,043)	-16.6%	(553,487)	(446,949)	23.8%
Income Before Taxes (IFRS)	181,068	262,113	-30.9%	472,318	547,616	-13.8%
Net Income (IFRS)	90,240	145,295	-37.9%	232,550	319,697	-27.3%

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue (IFRS)(1)	8,709,048	4,903,037	77.6%	16,054,734	10,034,125	60.0%
Net Operating Revenue (IFRS)(1)	4,817,168	3,648,875	32.0%	9,846,920	7,500,026	31.3%
Cost of Electric Power (IFRS)	(3,303,700)	(2,116,749)	56.1%	(6,592,270)	(4,294,004)	53.5%
Operating Costs & Expenses (IFRS)	(1,201,720)	(1,115,940)	7.7%	(2,307,465)	(2,156,832)	7.0%
EBIT (IFRS)	596,660	633,217	-5.8%	1,462,905	1,454,991	0.5%
EBITDA (IFRS)(2)	883,839	902,664	-2.1%	2,029,638	1,988,286	2.1%
Financial Income (Expense) (IFRS)	(173,312)	(208,140)	-16.7%	(528,921)	(406,803)	30.0%
Income Before Taxes (IFRS)	423,348	425,078	-0.4%	933,983	1,047,235	-10.8%
Net Income (IFRS)	263,694	254,664	3.5%	571,556	650,201	-12.1%

Notes:

(1)    Disregard construction revenues;

(2)    Adjusted figures take into account CPFL’s  equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 2014 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, are being recognized by the IFRS;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

5.1) Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 2Q15, sectorial financial assets and liabilities, in the amount of R$ 813 million, net of PIS and Cofins, were recorded.

5.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 8,768 million in 2Q15, an increase of 77.0% (R$ 3,815 million). The adjusted gross operating revenue was of R$ 8,709 million, an increase of 77.6% (R$ 3,806 million).

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Net operating revenue (IFRS disregarding the revenue from the construction of concession infrastructure) reached R$ 4,878 million in 2Q15, an increase of 32.7% (R$ 1,201 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,817 million, an increase of 32.0% (R$ 1.168 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Increase of revenues in the Distribution segment, in the amount of R$ 1,201 million (for more details, see item 12.1.1);

•         Increase of revenues in the Commercialization and Services segment, in the amount of R$ 59 million;

•         Increase of revenues in CPFL Renováveis, in the amount of R$ 16 million;

Partially offset by:

•         Decrease of revenues in the Conventional Generation segment, in the amount of R$ 107 million.

5.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,612 million in 2Q15, representing an increase of 48.0% (R$ 1,171 million). The adjusted cost of electric energy was R$ 3,304 million in 2Q15, an increase of 56.1% (R$ 1,187 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 2Q15 reached R$ 3,312 million, an increase of 43.9% (R$ 1,010 million), mainly due to the following non-recurring events:

✓ GSF (Generation Scale Factor), in the amount of R$ 140 million in 2Q15 versus R$ 48 million in 2Q14;

✓ CPFL Renováveis’ energy purchase for SHPPs and Bio Coopcana TPP (only in 2Q14), totaling R$ 1 million in 2Q15 versus R$ 11 million in 2Q14; and

✓ Expenses with a penalty in Bio Pedra TPP in 2Q15, according to the rules in the power agreement (Reserve Energy Auction), in the amount of R$ 1 million.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 2Q15 was R$ 2,998 million, an increase of 51.8% (R$ 1,022 million). The increase reflects the higher prices of purchased energy and the volume of electricity purchased for resale, the lower energy purchases and prices in the spot market and the recording of ACR account loans in 2Q14, which was not repeated this year. This can be detailed by the variations below:

(i)        Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 709 million), mainly caused by the increase of 26.1% in the average purchase price (R$ 232.92/MWh in 2Q15 vs R$ 184.68/MWh in 2Q14) and of 9.6% (964 GWh) in the volume of purchased energy;

(ii)        Increase in the cost of energy from Itaipu (R$ 336 million), mainly due to the increase of 104.7% in the average purchase price (R$ 260.83/MWh in 2Q15 vs R$ 127.44/MWh in 2Q14),  despite the decrease of 1.3% (or 34 GWh) in the volume of purchased energy;

(iii)     The recording of ACR account loans in 2Q14, in the amount of R$ 805 million, in order to cover costs with involuntary exposure and thermal dispatch incurred by the distribution companies;

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Partially offset by:

(iv)       Decrease in the amount of energy purchased in the spot market (729 GWh), excluding GSF effects (non-recurring), due to lower spot prices (R$ 382.82/MWh in SE/CW and South 2Q15 vs R$ 680.82/MWh in SE/CW and R$ 612.26/MWh in South in 2Q14);

(v)        Other variations - costs with Proinfa and PIS and Cofins tax credits (R$ 99 million).

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 300 million in 2Q15, an increase of 115.4% (R$ 161 million) if compared to 2Q14. In adjusted figures, that take into account 2Q14 sectorial financial assets, sector charges reached R$ 306 million in 2Q15, an increase of 116.2% (R$ 164 million), due to the following factors:

(i)         Increase in the system service usage charges – ESS (R$ 110 million), due to the spot price (PLD) reduction;

(ii)         Increase of 51.9% in the basic network charges (R$ 77 million), due to the readjustment of 8.1% in the agreements between distribution and transmission companies in July 2014 and changes in the methodology for the apportionment of TUST-rb;

Partially offset by:

(iii)         Variation of R$ 11 million in Reserve Energy Charge – EER, recorded in 2Q14 and not observed in 2Q15;

(iv)         Other effects (R$ 12 million).

5.4) Operating Costs and Expenses

Operating costs and expenses (IFRS + Construction Costs) were R$ 1,247 million in 2Q15, an increase of 23.9% (R$ 240 million). Adjusted operating costs and expenses were R$ 1,202 million in 2Q15, an increase of 7.7%(R$ 86 million), due to the following factors:

•         Increase of 31.1% (R$ 68 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 285 million in 2Q15, has its counterpart in the “operating revenue”;

•         Depreciation and Amortization, which represented an increase of 6.6% (R$ 18 million), are mainly explained by in the Distribution segment (R$ 8 million), due to additions to the intangible assets base in the period and the depreciation of assets that came to operate in CPFL Renováveis (R$ 7 million);

•         Increase of 35.8% in the Private Pension Fund expenses (R$ 4 million);

Partially offset by:

•         The adjusted PMSO item, that reached R$ 614 million in 2Q15, compared to R$ 617 million in 2Q14, registering a decrease of 0.6% (R$ 4 million)

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MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	2Q15	2Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(236.4)	(215.5)	(20.9)	9.7%
Material	(34.9)	(28.9)	(6.0)	20.8%
Outsourced Services	(134.2)	(126.2)	(7.9)	6.3%
Other Operating Costs/Expenses	(216.5)	(122.2)	(94.4)	77.2%
Reported PMSO (IFRS) - (A)	(622.0)	(492.8)	(129.2)	26.2%
Proportional Consolidation + Sector financial asset and liability
Personnel	5.4	4.8
Material	(64.0)	(137.1)
Outsourced Services	11.5	4.9
Other Operating Costs/Expenses	(0.1)	2.8
Total Proportional Consolidation + Sector financial asset and liability - (B)	(47.1)	(124.6)	77.5	-62.2%
Non-recurring effects
Contingencies/legal expenses (Other Operating Costs/Expenses)	(49.8)	-	(49.8)	-
Provision for loss property - Biopedra TPP (Other Operating Costs/Expenses)	(5.7)	-	(5.7)	-
(=) Total Non-recurring effects - (C)	(49.8)	-	22.1	(0.62)
Adjusted PMSO
Personnel	(231.0)	(210.7)	(20.3)	9.6%
Material	(98.9)	(166.0)	67.1	-40.4%
Outsourced Services	(122.6)	(121.3)	(1.3)	1.1%
Other Operating Costs/Expenses	(161.1)	(119.4)	(41.8)	35.0%
Legal, judicial and indemnities expenses	(75.6)	(45.1)	(30.5)	67.6%
Allowance for doubtful accounts	(41.2)	(23.6)	(17.6)	74.6%
Others	(44.4)	(50.7)	6.3	-12.5%
Total adjusted PMSO - (D) = (A) + (B) - (C)	(613.7)	(617.4)	3.8	-0.6%

This variation is explained mainly by the following aspects:

            (i)        Personnel expenses, that recorded an increase of 9.6% (R$ 20 million), mainly due to (i.a) Collective Bargaining Agreement (R$ 9 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 7 million) and (i.c) others (R$ 4 million);

           (ii)        Other operational costs/expenses, that registered an increase of 35.0% (R$ 42 million), mainly due to increase of legal and court expenses (R$ 30 million) and allowance for doubtful accounts (R$ 18 million);

          (iii)        Out-sourced services expenses, which registered an increase of 1.1% (R$ 1 million),

Partially offset by:

         (iv)        Decrease of 40.4% in Material (R$ 67 million), mainly explained by additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 70 million in Conventional Generation.

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The itens related to oil acquisition by Epasa and operating costs and expenses (PMSO) of Service segment are directly associated to revenue generation from these activities.

5.5) EBITDA

2Q15 IFRS EBITDA reached R$ 692 million, a decrease of 10.3% (R$ 79 million). The adjusted EBITDA in 2Q15 totaled R$ 884 million, compared to R$ 903 million in 2Q14, a decrease of 2.1%.

EBITDA conciliation - IFRS x adjusted (R$ million)
	2Q15	2Q14	Var.
EBITDA - IFRS (A)	692	772	-10.3%
(+) Proportional Consolidation of Generation (B)	(6)	22
(+) Regulatory Assets and Liabilities (C)	-	38
(+) Non-recurring effects (D)	197	71
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	141	59
Provision for asset write-off (Bio Pedra TPP)	6	-
Reallocation of costs with Basic Network Losses - CCEE	-	12
Labor contingencies	50	-
Adjusted EBITDA (A + B + C + D)	884	903	-2.1%

5.6) Financial Result

In 2Q15, net financial expense (IFRS) was of R$ 187 million, a decrease of 16.6% (R$ 37 million) compared to the net financial expense of R$ 224 million reported in 2Q14. The adjusted net financial expense was R$ 173 million, a decrease of 16.7% if compared to the same period of 2014 (R$ 35 million).

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: increase of 17.1% (R$ 46 million), from R$ 267 million in 2Q14 to R$ 312 million in 2Q15, mainly due to the following factors:

(i)          Restatement of concession’s financial asset (R$ 68 million), due to IGP-M variation and a higher asset base;

(ii)         Increase in arrears of interest and fines (R$ 17 million);

(iii)       Restatement of sector financial asset (R$ 7 million);

(iv)       Currency variation in Itaipu invoices (R$ 2 million);

Partially offset by:

(v)        Decrease in the income of financial investments and monetary and exchange adjustments (R$ 36 million), due to the lower average cash balance (R$ 3.1 billion in 2Q15 versus R$ 4.4 billion in 2Q14);

(vi)      Other effects (R$ 10 million).

•         Financial Expenses: increase of 2.3% (R$ 11 million), from R$ 475 million in 2Q14 to R$ 485 million in 2Q15, mainly due to the following factors:

(i)          Increase of debt charges and monetary and exchange variations (R$ 46 million), due to the higher average CDI interbank rate, from 10.61% in 2Q14 to 12.88% in 2Q15 and of debt stock;

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(ii)           Increase in the financial expenses with the Use of Public Asset (UBP) (R$ 2 million), due to the variation of the IGP-M, index used to update this item;

(iii)          Other effects (R$ 7 million);

Partially offset by:

(iv)         Mark-to-market effect for financial operations under Law 4,131 (non-cash effect) (R$ 24 million);

(v)          Restatement of sector financial liability (R$ 10 million);

(vi)         Currency variation in Itaipu invoices (R$ 6 million).

(vii)        Decrease of capitalized borrowing costs due to the startup of CPFL Renováveis’ projects (R$ 3 million).

5.7) Net Income

In 2Q15, net income (IFRS) was R$ 90 million, a decrease of 37.9% if compared to 2Q14. Adjusted net income totaled R$ 264 million, an increase of 3.5% if compared to 2Q14.

Net Income conciliation - IFRS x adjusted (R$ million)
	2Q15	2Q14	Var.
Lucro Líquido - IFRS (A)	90	145	-37.9%
(+) Proportional Consolidation of Generation (B)	35	18
(+) Regulatory Assets and Liabilities (C)	-	37
(+) Non-recurring effects (D)	139	53
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	99	46
Provision for asset write-off (Bio Pedra TPP)	6	-
Reallocation of costs with Basic Network Losses - CCEE	-	8
Labor contingencies	33	-
Adjusted Net Income (A + B + C + D)	264	255	3.5%

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6) DEBT

6.1) Debt (IFRS)

Indexation1 After Hedge2 – 2Q14 vs. 2Q15

Notes: 1) Considering the proportional consolidation of CPFL Renováveis, Ceran, Baesa, Enercan, Foz do Chapecó and Epasa ; 2) For debt linked to foreign currency (27.1 % of total), swaps are contracted, which convert indexing for CDI; 3 ) PSI - Investment Support Program.

Net Debt and Leverage

IFRS - R$ Thousands	2Q15	2Q14	Var.
Financial Debt (including hedge)	(18,900,037)	(18,432,861)	2.5%
(+) Available Funds	3,703,730	4,740,672	-21.9%
(=) Net Debt	(15,196,307)	(13,692,189)	11.0%

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6.2) Debt (Proforma)

6.2.1) Debt Evolution

Note: (*) These graphics do not consider MTM and expenses with funding and issuance.

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6.2.2) Debt Amortization Schedule

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 12-18 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the end of 2014, CPFL Energia, envisioning a more restrictive credit scenario in 2015, started working in 2016 prefunding.

Debt Amortization Schedule (Jun/15)

Note: Considers only the principal debt; In 2016, amortization is from July.

The cash position at the end of 2Q15 has coverage ratio of 1.84x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2017. The average amortization term, calculated by this schedule, is 3.74 years.

Financial Debt - 2Q15 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	300,000	-	-	-	232,777	-	-	-	532,777	-	532,777
Distribution	287,230	1,283,145	97,043	456,281	4,778	11,607	303,909	4,504,578	-	2,245,000	692,961	8,500,611	9,193,572
Commercialization and Services	3,682	24,939	1,910	3,826	1,246	2,031	-	11,821	-	228,000	6,837	270,616	277,454
Conventional Generation	170,567	1,181,525	-	617,520	10,164	76,229	-	313,900	26,729	2,302,669	207,460	4,512,304	4,719,763
CPFL Renováveis	139,487	1,383,545	25,805	-	41,535	355,546	-	-	118,773	1,039,740	325,600	2,778,830	3,104,431
Other	3,223	56,811	7,384	29,666	-	-	10,843	-	-	-	21,450	86,477	107,927

Debt (Principal)	604,189	3,929,965	432,142	1,107,293	57,722	445,412	547,530	4,830,298	145,503	5,815,409	1,787,086	16,148,838	17,935,924

Charges											321,844	(14,637)	307,207

Hedge											(94,535)	(1,082,434)	(1,176,969)

Financial Debt Including Hedge											2,014,395	15,051,768	17,066,162
Percentage on total (%)											11.8%	88.2%	100.0%
Private Pension Fund (PPF)											91,650	477,336	568,986
Financial Debt (Including Private Pension Fund)											2,106,045	15,529,103	17,635,148
Percentage on total (%)											11.9%	88.1%	100.0%

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6.2.3) Indexation and Debt Cost

Indexation1 After Hedge2 – 2Q14 vs. 2Q15

Notes: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; 2) For debt linked to foreign currency (27.1% of total), swaps are contracted, which convert the indexation to CDI; 3) PSI - Investment Support Program.

Gross Debt Cost* – LTM

Note: (*)Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

6.3) Net Debt and Leverage (Covenant criteria)

Pro forma (*) - R$ Thousands	2Q15	2Q14	Var.
Financial Debt (including hedge) [1]	(17,066,163)	(17,764,794)	-3.9%
(+) Available Funds	3,292,289	4,604,229	-28.5%
(=) Net Debt	(13,773,873)	(13,160,564)	4.7%
EBITDA Gerencial [2]	3,755,185	3,830,119	-2.0%
Adjusted EBITDA, Net Debt/ EBITDA	3.67x	3.44x	0.23x

Notes: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA. 2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

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In 2Q15, Net Debt Pro-forma totaled R$ 13,774 million, an increase of 4.7% compared to net debt position at the end of 2Q14 in the amount of R$ 13,161 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 13,774 million and adjusted EBITDA reached R$ 3,755 million, and the adjusted Net Debt / adjusted EBITDA at the end of 2Q15 reached 3.67x.

7) INVESTMENTS

In 2Q15, R$ 382 million were invested in business maintenance and expansion, of which R$ 245 million in distribution, R$ 130 million in generation (in projects of CPFL Renováveis) and R$ 7 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 713 million in 1H15, of which R$ 421 million in distribution, R$ 277 million in generation (R$ 276 million of CPFL Renováveis and R$ 1 million of conventional generation) and R$ 15 million in commercialization and services. In addition, we invested R$ 10 million in the quarter (R$ 26 million in 1H15) in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia also booked R$ 52 million in Special Obligations in the quarter (R$ 87 million in 1H15) among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 2Q15, in each segment:

(i)        Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii)       Generation: chiefly focused on Morro dos Ventos II Wind Farm, project that went into operation on April 16, 2015, and Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes and Mata Velha SHPP, projects still under construction.

Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

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Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

8) ALLOCATION OF RESULTS

CPFL Energia announces that it will not do the Interim Dividends related to the net income verified in the first half of 2015.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 31.9% (up to June 30, 2015), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance.

The shares closed the period priced at R$ 19.25 per share and US$ 12.25 per ADR, respectively (closing price on 06/30/2015).

Shares Performance – 2Q15 (with adjustment by dividends)

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In 2Q15, the shares devalued 2.9 % on the BM&FBOVESPA and 3.7% on the NYSE.

Shares Performance – LTM 2Q15 (with adjustment by dividends)

In the last twelve months, the shares devalued 0.3% on the BM&FBOVESPA and 31.1% on the NYSE, mainly caused by the devaluation of Brazilian exchange rate.

9.2) Average Daily Volume

The daily trading volume in 2Q15 averaged R$ 43.0 million, of which R$ 28.8 million on the BM&FBOVESPA and R$ 14.1 million on the NYSE, 9.2% up compared to 2Q14. The number of trades on the BM&FBOVESPA increased by 1.3%, rising from a daily average of 5,337, in 2Q14, to 5,407 in 2Q15.

9.3) Ratings

In June 2015, Standard&Poor’s Ratings Agency reaffirmed the rating brAA+, with stable outlook, assigned to CPFL Energy and its subsidiaries. According to the agency, the rating assigned reflects the liquidity of the company, considered as “adequate” in its methodology, the cash balance and the potential cash flow.

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The following table shows the evolution of CPFL Energia’s corporate ratings:

10) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2014, CPFL marked 10 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Processes and Risk Management, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, monitoring of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015.  The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a reelection possibility, besides they sit on the Boards of the subsidiaries. Moreover, they nominate their respective executive officers. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

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CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

11) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2015

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(3) Includes the 0.2% stake of Petros e Sistel pension funds;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

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12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue (IFRS)(1)	7,822,932	4,097,452	90.9%	14,249,408	8,205,560	73.7%
Adjusted Gross Operating Revenue(1)	7,822,932	3,992,181	96.0%	14,249,408	8,104,492	75.8%
Net Operating Revenue (IFRS)(1)	4,025,216	2,905,146	38.6%	8,207,023	5,812,086	41.2%
Adjusted Net Operating Revenue(1)	4,025,216	2,825,841	42.4%	8,237,023	5,754,421	43.1%
Cost of Electric Power	(3,245,492)	(2,097,612)	54.7%	(6,440,227)	(4,319,840)	49.1%
Operating Costs & Expenses	(918,513)	(733,517)	25.2%	(1,651,639)	(1,416,338)	16.6%
EBIT	135,922	284,316	-52.2%	603,423	470,777	28.2%
EBITDA (IFRS)(2)	258,771	399,374	-35.2%	843,698	699,452	20.6%
Adjusted EBITDA(3)	308,583	449,353	-31.3%	923,510	958,008	-3.6%
Financial Income (Expense)	28,411	(54,717)	-151.9%	(129,091)	(111,707)	15.6%
Income Before Taxes	164,333	229,600	-28.4%	474,332	359,070	32.1%
Net Income (IFRS)	116,179	143,105	-18.8%	310,461	220,153	41.0%
Adjusted Net Income(4)	149,055	188,297	-20.8%	363,137	423,784	-14.3%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 13.12.

12.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 2Q15, the total sectoral financial assets and liabilities was accounted in the amount of R$ 813 million (net of PIS and COFINS).

12.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 7,823 million, an increase of 90.9% (R$ 3,725 million), due to the following factors:

•        Positive average tariff adjustment in the distribution companies for the period between 2Q14 and 2Q15, in the amount of R$ 2,594 million, due to the annual tariff readjustments, application of tariff flags and adoption of Extraordinary Tariff Review as of March 2015;

•        Increase of R$ 340 million in Short-term Electric Energy;

•        Accounting of R$ 896 million of Sectoral Financial Assets and Liabilities;

•        Increase of R$ 54 million in the resources from the CDE (low-income subsidy);

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Partially offset by:

•        Reduction of R$ 77 million due to the reduction of 2.9% in the sales volume within the concession area;

•        Reduction of R$ 81 million in Other Revenues and Income.

Adjusted gross operating revenue registered an increase of 96.0% (R$ 3,831 million) in 2Q15. Besides what is presented above, the upturn in adjusted gross operating revenue was also caused by R$ 105 million of sectoral financial assets and liabilities, due to a net payable in 2Q14.

Deductions from the gross operating revenue (IFRS) were R$ 3,798 million, representing an increase of 218.5% (R$ 2,605 million), due to the following increases:

•        of 68.5% in ICMS tax (R$ 485 million);

•        of 101.2% in PIS and COFINS taxes (R$ 360 million), due to the increase in revenues in the period and the change in PIS and COFINS credits, due to a lower credit taken in 2Q15, in accordance with Law no. 12,973/14, which amended the rules of credit taken as of 2015;

•        of 1446.9% in the CDE sector charge (R$ 1,067 million), due to the adoption of new shares of CDE;

•        of 24.1% in the R&D and Energy Efficiency Program (R$ 7 million);

•        accounting of other consumer charges (Emergency Charges - ECE/EAEE), referring to the tariff flags approved by the CCEE (R$ 684 million);

•        R$ 4 million from Aneel’s inspection fee, which in 2014 was accounted in Other Expenses;

Partially offset by the reduction:

•        of 6.2% in the PROINFA (R$ 2 million).

Adjusted deductions from the gross operating revenue registered an increase of 225.6% (R$ 2,631 million) in 2Q15. Besides what is presented above, the upturn in adjusted deductions from the gross operating revenue was also caused by R$ 26 million of sectoral financial assets and liabilities, due to a net receivable in 2Q14.

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 4,025 million in 2Q15, representing an increase of 38.6% (R$ 1,120 million). Adjusted net operating revenue registered an increase of 42.4% (R$ 1,199 million) in 2Q15.

12.1.1.3) Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,245 million in 2Q15, representing an increase of 54.7% (R$ 1,148 million). Adjusted cost of electric energy registered an increase of 64.9% (R$ 1,277 million) in 2Q15:

•        The cost of electric power purchased for resale (IFRS) was R$ 2,969 million in 2Q15, representing an increase of 50.6% (R$ 997 million), due to the following factors:

(i)         Increase of 102.0% in the cost of energy from Itaipu (R$ 336 million), mainly due to the 104.7% increase in the average purchase price (from R$ 127.44/MWh in 2Q14 to R$ 260.83/MWh in 2Q15), partially offset by the reduction of 1.3% (34 GWh) in the volume of purchased energy;

(ii)        Increase of 35.6% in the cost of energy purchased in the regulated environment (R$ 638 million), due to the increases of 17.0% in the average purchase price (from R$ 221.41/MWh in 2Q14 to R$ 259.08/MWh in 2Q15) and of 15.9% (1,286 GWh) in the volume of purchased energy;

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(iii)      Accounting of ACR account resources in 2Q14, in the amount of R$ 805 million, to cover the involuntary exposure and thermal dispatch;

Partially offset by:

(iv)      Reduction of 85.5% in the cost of energy purchased in the short term (R$ 677 million), mainly due to the reduction of 76.7% reduction in the volume of purchased energy (859 GWh) and of 37.7% in the average purchase price (from R$ 707.07/MWh in 2Q14 to R$ 440.41/MWh in 2Q15 – PLD fall);

(v)       Reduction of 4.2% in the PROINFA cost (R$ 3 million), due to the reduction of 11.7% in the average purchase price (from R$ 265.70/MWh in 2Q14 to R$ 234.54/MWh in 2Q15), partially offset by the reduction of 8.6% (21 GWh) in the volume of purchased energy;

(vi)       Increase of 50.6% (R$ 102 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•        Adjusted cost of electric power purchased for resale registered an increase of 60.5% (R$ 1,119 million) in 2Q15. Besides what is presented above, the upturn in adjusted cost of electric power purchased for resale was also caused by R$ 122 million of sectorial financial assets and liabilities, due to a net receivable in 2Q14;

•        Charges for the use of the transmission and distribution system (IFRS) reached R$ 277 million in 2Q15, a 119.9% increase (R$ 151 million), due to the following factors:

(i)         Increase of 49.9% in the basic network charges (R$ 68 million), due to adjustment of 8.1% of contracts between distributors and power transmitters in July 2014 and the change in the apportionment methodology TUST-rb;

(ii)        Increase of 17.3% in the Itaipu transmission charges (R$ 2 million);

(iii)        Increase of 8,3% in the connection charges (R$ 1 million);

(iv)        Increase of 16.7% in the charges for the use of the distribution system (R$ 1 million);

(v)        Increase in the system service usage charges – ESS (R$ 106 million), from a revenue of R$ 32 million in 2Q14 to a cost of R$ 74 million in 2Q15, due to the reduction in the PLD;

Partially offset by:

(vi)        Accounting of the energy reserve charges – EER in 2Q14, in the amount of R$ 11 million;

(vii)      Increase of 119.9% in PIS and COFINS tax credits (cost reducer), generated from the charges (R$ 15 million).

•        Adjusted charges for the use of the transmission and distribution system registered an increase of 132.0% (R$ 157 million) in 2Q15. Besides what is presented above, the upturn in adjusted charges for the use of the transmission and distribution system was also caused by:

(i)        Non-recurring effect in 2Q14 of R$ 12 million related to relocation of costs with basic network losses determined by the CCEE;

Partially offset by:

(ii)       R$ 5 million of sectoral financial assets and liabilities, due to a net payable in 2Q14.

12.1.1.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 919 million in 2Q15 compared to R$ 734 million in 2Q14, an increase of 25.2% (R$ 181 million). Adjusted operating costs and expenses were R$ 869 million in 2Q15 compared to R$ 733 million in 2Q14, an increase of 6.6% (R$ 45 million), due to the following factors:

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•        Increase of 35.1% (R$ 4 million) in the Private Pension Fund item;

•        Net increase of 6.8% (R$ 8 million) in the Depreciation and Amortization item;

•        PMSO (IFRS) reached R$ 505 million in 2Q15, compared to R$ 396 million in 2Q14, registering an increase of 27.4% (R$ 109 million), mainly due to the non-recurring effect of 2Q15, in the amount of R$ 50 million, related to contingencies/legal expenses. Adjusted PMSO reached R$ 455 million in 2Q15, compared to R$ 396 million in 2Q14, registering an increase of 14.9% (R$ 59 million), due to the following factors:

(i)         Personnel expenses, which registered an increase of 8.4% (R$ 13 million), mainly due to (a) the effects of the Collective Bargaining Agreement (R$ 9 million) and (b) other effects (R$ 4 million);

(ii)        Out-sourced services expenses, which registered an increase of 5.1% (R$ 6 million). In CPFL Paulista (R$ 4 million), CPFL Piratininga (R$ 1 million) and RGE (R$ 1 million), mainly due to the increase in expenses with power grid maintenance, auditing and consulting, meter reading and use, bill delivery and collection and call center;

(iii)        Material expenses, which registered an increase of 3.1% (R$ 1 million);

(iv)        Other operating costs/expenses, which registered an increase of 37.5% (R$ 39 million), mainly due to the following factors:

✓  Increase of 52.4% (R$ 23 million) in legal, judicial and indemnities expenses;

✓  Increase of 76.3% (R$ 18 million) in provision for doubtful accounts (R$ 3 million);

✓  Increase of 40.9% (R$ 3 million) in loss on disposal, deactivation and others of non-current assets;

Partially offset by:

✓  Reduction of 74.8% (R$ 3 million) in expenses with advertising and marketing;

✓  Accounting of R$ 4 million related to Annel’s inspection fee in 2Q14. This fee is accounted in revenue deductions as of 2015.

•        Increase of 30.6% (R$ 64 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 275 million in 2Q15, has its counterpart in the “operating revenue”.

12.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 259 million in 2Q15, registering a reduction of 35.2% (R$ 141 million).

Considering the sectoral financial assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA reached R$ 309 million in 2Q15 compared to R$ 449 million in 2Q14, a reduction of 31.3% (R$ 141 million).

12.1.1.6) Financial Result

In 2Q15, the net financial result (IFRS) was a net financial revenue of R$ 28 million, compared to a net financial expense of R$ 55 million in 2Q14, registering a variation of R$ 83 million. The 2Q15 adjusted net financial result was a net financial revenue of R$ 28 million, compared to a net financial expense of R$ 36 million in 2Q14, registering a variation of R$ 65 million.

The items explaining these changes are as follows:

•        Financial Revenue (IFRS): increase of 62.6% (R$ 97 million), from R$ 155 million in 2Q14 to R$ 252 million in 2Q15. Adjusted Financial Revenue: increase of 38.4% (R$ 70 million), from R$ 182 million in 2Q14 to R$ 252 million in 2Q15, mainly due to the following factors:

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(i)         Increase of 655.0% (R$ 68 million) in the Adjustment to Expected Cash Flow, due to the monetary update (IGP-M) of the concession financial asset of Distribution companies, as well as the additions of financial assets;

(ii)         Sectoral financial assets updates (R$ 7 million);

(iii)        Increase in additions and late payment fines (R$ 17 million), due to increased receivables of delays in receipts of energy bills, due to the increase in the tariff;

(iv)         Increase of 235.7% (R$ 2 million) in the discount in the ICMS tax credit item;

(v)          Effect of the exchange variation in Itaipu’s invoices (R$ 2 million);

Partially offset by:

(vi)         Reduction of 6.7% (R$ 2 million) in the income from financial investments, due to the reduction in the balance of investments;

(vii)        Reduction of 25.7% (R$ 7 million) in judicial deposits;

(viii)      Reduction of 44.5% (R$ 11 million) in the monetary and foreign exchange updates;

(ix)         Reduction of 65.9% (R$ 7 million) in other financial revenues.

•        Financial Expense (IFRS): increase of 6.6% (R$ 14 million), from R$ 210 million in 2Q14 to R$ 223 million in 2Q15. Adjusted Financial Expense: increase of 2.4% (R$ 5 million), from R$ 218 million in 2Q14 to R$ 223 million in 2Q15, mainly due to the following factors:

(i)        Increase of 19.6% (R$ 25 million) in debt charges, mainly due to an increase in the average cost of debt and stock of debt;

(ii)      Increase of 64.3% (R$ 35 million) in the monetary and foreign exchange updates;

Partially offset by:

(iii)        Mark-to-market effect in 2Q15 for financial operations under Law 4,131 - non-cash effect (R$ 29 million);

(iv)        Effect of the exchange variation in Itaipu’s invoices (R$ 6 million);

(v)        Sectoral financial liabilities updates (R$ 10 million);

(vi)        Reduction of 29.5% (R$ 9 million) in other financial expenses.

12.1.1.7) Net Income

Net Income (IFRS) in 2Q15 was R$ 116 million, registering a reduction of 18.8% (R$ 27 million).

Considering the sectoral financial assets and liabilities and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 149 million in 2Q15, compared to R$ 188 million in 2Q14, a reduction of 20.8% (R$ 39 million).

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12.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

* The Public Hearing 038/2015, placed by ANEEL, proposes a change in the current month review fromFebruary 3, 2015 to March 15, 2016. This change aims to respect the minimum interval of 12 months since the last review of each concessionary, changing the current tariffs

RGE

Aneel Ratifying Resolution No. 1,896 of June 16, 2015 has readjusted electric energy tariffs of RGE by 33.48%, being 24.99% related to the Tariff Readjustment and 8.50% as financial components outside the Tariff Readjustment, corresponding to an average effect of -3.97% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 24.13% and of the Parcel B was of 0.86%. The end of bilateral contracts in 2014 and the rising of the energy purchase price in 18th adjustment auction, that had less impact than considered in “RTE”, drove the negative impact on the billings in captive consumers. The new tariffs came into force on June 19, 2015.

CPFL Paulista

Aneel Ratifying Resolution No. 1,871 of April 07, 2015 readjusted electric energy tariffs of CPFL Paulista by 41.45%, being 37.31% related to the Economic Adjustment and 4.14% as financial components outside the Tariff Readjustment, corresponding to an average effect of 4.67% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 36.85% and of the Parcel B was of 0.46%. The calculation took into account the change in the Extraordinary Tariff Review occured in February 2015. The new tariffs came into force on April 08, 2015.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2015, Aneel approved the indexes of Annual Tariff Adjustments 2015 of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,849	18,51	1,853	1,852	1,850
Economic Adjustment	28.9%	30.24%	40.07%	28.82%	22.01%
Financial componentes	-5.55%	-5.36%	-1.61%	-8.02%	12.67%
Tariff adjustment	23.34%	24.88%	38.46%	20.8%	34.68%
Average effect	28.29%	28.38%	45.7%	24.64%	27.96%

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The new tariffs came into force on February 03, 2015.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,810 of October 21, 2014 readjusted electric energy tariffs of CPFL Piratininga by 19.73%, being 15.81% related to the Tariff Readjustment and 3.92% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.43% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 15.50% and of the Parcel B was of 0.31%. The new tariffs came into force on October 23, 2014. On July 21, 2015 Aneel approved the public auction regarding the tariff review.  The auction aimed to collect information through a preliminary proposal of tariff review, which will come into force in October, 23 2015.

12.1.3) 2015 Extraordinary Tariff Review (RTE)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - RTE of electricity distributors contended that such revision, among them the distributors CPFL Group. This RTE was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the dollar rate and the tariff increase, which is utilized to honor the power purchase contracts from Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; (iv) exclusion of financial component from the prediction of exposure/overcontracting; and (v) recalculation of research and development (R&D) charge. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, RTE was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015.

The extraordinary tariff adjustments are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Energy	17.1%	7.7%	1.2%	0.8%	2.6%	1.7%	-4.1%	3.3%
Charges	18.4%	24.0%	15.0%	20.5%	20.2%	17.4%	13.2%	26.0%
Average Effect	37.2%	32.3%	16.6%	22.0%	23.0%	19.5%	10.0%	29.8%

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original RTE approved are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Average Effect	-4.1%	4.0%	5.0%	-4.2%	-4.6%

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12.1.4) 4th Tariff Review Periodic Cycle

Tariff Review
Distributor	Periodicity	Next Review
CPFL Piratininga	Every 4 years	October 2015
CPFL Santa Cruz	Every 4 years	February 2016*
CPF Leste Paulista	Every 4 years	February 2016*
CPFL Jaguari	Every 4 years	February 2016*
CPFL Sul Paulista	Every 4 years	February 2016*
CPFL Mococa	Every 4 years	February 2016*
CPFL Paulista	Every 5 years	April 2018
RGE	Every 5 years	June 2018
* The Public Hearing 038/2015, placed by ANEEL, proposes a change in the current month review from February to March 2016

12.1.5) Operating Performance of the Distribution Segment

CPFL Energia continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

DEC and FEC Index*
Distributor	DEC		FEC
	2Q15	2Q14	2Q15	2Q14
CPFL Paulista	6.97	6.70	4.66	4.68
Piratininga	6.80	7.45	4.20	4.65
RGE	17.64	18.14	8.99	9.08
Santa Cruz	6.87	7.21	5.92	6.54
CPFL Leste Paulista	9.34	7.07	7.03	5.61
CPFL Sul Paulista	8.68	9.59	5.88	7.37
CPFL Jaguari	6.13	5.57	4.45	4.69
CPFL Mococa	7.86	5.83	7.17	6.72
* Anuallized

12.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	593,583	590,221	0.6%	1,165,018	1,217,230	-4.3%
Net Operating Revenue	527,894	523,462	0.8%	1,030,536	1,080,770	-4.6%
EBITDA (IFRS) (1)	54,219	69,787	-22.3%	88,444	146,771	-39.7%
NET INCOME (IFRS)	40,320	46,473	-13.2%	69,056	97,706	-29.3%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

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Operating Revenue

In 2Q15, gross operating revenue reached R$ 594 million, representing an increase of 0.6% (R$ 3 million), while net operating revenue were up by 0.8% (R$ 4 million) to R$ 528 million.

EBITDA

In 2Q15, EBITDA totaled R$ 54 million, a reduction of 22.3% (R$ 16 million).

Net Income

In 2Q15, net income amounted to R$ 40 million, a reduction of 13.2% (R$ 6 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	261,049	304,155	-14.2%	515,251	587,177	-12.2%
Net Operating Revenue	238,375	282,280	-15.6%	470,514	550,674	-14.6%
Cost of Electric Power	(51,873)	(108,564)	-52.2%	(100,365)	(130,724)	-23.2%
Operating Costs & Expenses	(53,446)	(54,845)	-2.6%	(103,093)	(107,130)	-3.8%
EBITDA(1)	229,649	190,586	20.5%	413,088	487,401	-15.2%
Net Income	83,433	57,664	44.7%	121,869	197,878	-38.4%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	535,534	634,776	-15.6%	1,073,988	1,270,203	-15.4%
Net Operating Revenue	487,524	583,332	-16.4%	977,316	1,175,203	-16.8%
Cost of Electric Power	(83,751)	(145,419)	-42.4%	(177,525)	(222,203)	-20.1%
Operating Costs & Expenses	(163,114)	(236,221)	-30.9%	(361,061)	(438,607)	-17.7%
EBIT	240,659	201,692	19.3%	438,730	514,392	-14.7%
EBITDA	299,600	260,928	14.8%	557,394	631,768	-11.8%
Adjusted EBITDA(2)	421,382	300,747	40.1%	806,285	694,038	16.2%
Financial Income (Expense)	(144,669)	(125,541)	15.2%	(287,451)	(253,868)	13.2%
Income Before Taxes	95,990	76,152	26.1%	151,279	259,571	-41.7%
Net Income	73,318	48,988	49.7%	106,746	172,361	-38.1%
Adjusted Net Income(2)	153,694	75,269	104.2%	271,014	213,459	27.0%

Notes:

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA of R$ 122 million in 2Q15 and of R$ 40 million in 2Q14, and in the Net Income of R$ 80 million in 2Q15 and of R$ 26 million in 2Q14.

Operating Revenue

In 2Q15, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 536 million, a reduction of 15.6% (R$ 99 million). This reduction is mainly due to the strategy put in place for the seasonality of physical guarantee (the gain of 2Q14 was recorded in operating revenue; while the gain of 2Q15 was recorded as a reducer of the cost of electric power), partially offset by the revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração). Net Operating Revenue moved down 16.4% (R$ 96 million) to R$ 488 million.

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Cost of Electric Power

In 2Q15, the cost of electric power reached R$ 84 million, a reduction of 42.4% (R$ 62 million), due mainly to the following factors:

(i)       Gain with the strategy put in place for the seasonality of physical guarantee (cost reducer) in 2Q15 (R$ 138 million); while the gain of 2Q14 was recorded in operating revenue;

(ii)     Other effects (R$ 6 million);

        Partially offset by:

(iii)      GSF (Generation Scaling Factor) costs of R$ 122 million in 2Q15, while in 2Q14 this cost was of R$ 40 million – non-recurring effects. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, these amounts are related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração).

Operating Costs and Expenses

The operating costs and expenses reached R$ 163 million in 2Q15, compared to R$ 236 million in 2Q14, a reduction of 30.9% (R$ 73 million), due to the variations in:

(i)        PMSO item, which reached R$ 104 million, a reduction of 41.2% (R$ 73 million), due mainly to the reductions in expenses (i) with material regarding the acquisition of fuel oil by Epasa (R$ 70 million) (associated revenue) and (ii) with CFURH (Financial Compensation for the Usage of Hydric Resources) (R$ 4 million);

(ii)       Depreciation and Amortization, which reached R$ 59 million, a reduction of 0.5% (R$ 0.2 million).

EBITDA

In 2Q15, EBITDA (considering the proportional consolidation) was R$ 300 million, compared to R$ 261 million in 2Q14, an increase of 14.8% (R$ 39 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 421 million in 2Q15, compared to R$ 301 million in 2Q14, an increase of 40.1% (R$ 121 million).

Financial Result

In 2Q15, net financial result was a net expense of R$ 145 million, representing an increase of 15.2% (R$ 19 million). Financial Expenses moved from R$ 161 million in 2Q14 to R$ 163 million in 2Q15 (R$ 2 million increase). Financial Revenues moved from R$ 35 million in 2Q14 to R$ 19 million in 2Q15 (R$ 17 million reduction), mainly due to the reduction in the income from financial investments, as a result of the reduction in the average balance of investments.

Net Income

In 2Q15, net income (considering the proportional consolidation) was R$ 73 million, compared to R$ 49 million in 2Q14, an increase of 49.7% (R$ 9 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 154 million in 2Q15, compared to R$ 75 million in 2Q14, an increase of 104.2% (R$ 78 million).

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12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue (IFRS)	314,469	262,846	19.6%	704,460	571,315	23.3%
Net Operating Revenue	295,620	245,150	20.6%	660,035	534,057	23.6%
Cost of Electric Power	(64,872)	(78,122)	-17.0%	(186,684)	(205,120)	-9.0%
Operating Costs & Expenses	(207,228)	(155,506)	33.3%	(400,542)	(298,713)	34.1%
EBIT	23,520	11,521	104.1%	72,808	30,224	140.9%
EBITDA (IFRS)(1)	155,939	117,107	33.2%	333,504	236,380	41.1%
Financial Income (Expense)	(112,055)	(79,069)	41.7%	(218,736)	(147,275)	48.5%
Income Before Taxes	(88,534)	(67,548)	31.1%	(145,928)	(117,051)	24.7%
Net Income (IFRS)	(93,082)	(65,869)	41.3%	(157,727)	(120,194)	31.2%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - CPFL Renováveis (Proportional Participation - R$ Thousands)
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	167,605	154,646	8.4%	363,579	336,150	8.2%
Net Operating Revenue	157,630	144,234	9.3%	340,650	314,228	8.4%
Cost of Electric Power	(38,539)	(45,963)	-16.2%	(96,349)	(120,689)	-20.2%
Operating Costs & Expenses	(106,952)	(91,490)	16.9%	(206,724)	(175,752)	17.6%
EBIT	12,139	6,781	79.0%	37,577	17,787	111.3%
EBITDA(1)	80,482	68,900	16.8%	172,125	139,081	23.8%
Adjusted EBITDA(2)	105,758	89,079	18.7%	225,466	201,676	11.8%
Financial Income (Expense)	(57,833)	(46,520)	24.3%	(112,892)	(86,653)	30.3%
Income Before Taxes	(45,693)	(39,739)	15.0%	(75,315)	(68,866)	9.4%
Net Income	(48,041)	(38,754)	24.0%	(81,404)	(70,718)	15.1%
Adjusted Net Income(2)	(22,765)	(18,575)	22.6%	(28,063)	(8,123)	245.5%

Notes:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    Excludes the non-recurring effects of R$ 25 million in 2Q15 and R$ 20 million in 2Q14.

Comments to CPFL Renováveis’ Financial Statements

In 2Q15, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

               (i)       The beginning of operation of Macacos I (30 MW) wind complex, in May 2014;

              (ii)       Conclusion of the joint venture with DESA in September 2014, effectively as of October 2014;

             (iii)       The beginning of operation of Morro dos Ventos II wind farm (29.2 MW) in April 2015.

Operating Revenue

Considering proportional participation, gross operating revenue reached R$ 168 million in 2Q15, representing an increase of 8.4% (R$ 13 million), while net operating revenue moved up by 9.3% (R$ 13 million) to R$ 158 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

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2Q15 Results | August 13, 2015

Cost of Electric Power

In 2Q15, the cost of electric power (considering the proportional participation) reached R$ 39 million, representing a reduction of 16.2% (R$ 7 million). This reduction was a result of the factors mentioned below:

•         The occurrence of non-recurring effects mentioned below:

(i)         Lower purchase of energy to meet SHPPs sales contracts that weren’t part of MRE. In 2Q15, the purchases of Dourados, Guaporé, Três Saltos and Socorro SHPPs totalized R$ 1 million, while in 2Q14 the purchases of Três Saltos, Americana and Socorro SHPPs totalized R$ 4 million;

(ii)        Bio Coopcana TPP claim (overheating of the generator coil) occurred in May 2014, causing an increase of R$ 7 million in the cost of energy purchased to meet the requirements of sales agreements of the plant;

Partially offset by:

(iii)       Implementation of GSF in the amount of R$ 18 million in 2Q15, while in 2Q14 this cost was of R$ 9 million. Unfavorable hydrological conditions as of the beginning of 2014 led to the implementation of GSF and hence the need to buy power generators for several MRE participants;

(iv)      Purchase of energy, in the amount of R$ 1 million, as a result of the claim (damage to the turbines) of the Bio Pedra TPP, occurred in May 2015, due to the penalty provided in the rules of the agreement of the reserve energy auction (LER).

•         The occurrence of recurring effects mentioned below:

(i)        In 2Q14 there was a purchased energy volume to meet the seasonality of the energy sales agreements of the biomass thermal plants, totaling R$ 18 million, considering that this effect was not repeated in 2Q15;

Partially offset by:

(ii)        Purchase of energy, in the amount of R$ 3 million, related to the requirements of the biomass agreements;

(iii)        Other effects (R$ 8 million).

Operating Costs and Expenses

In 2Q15, operating costs and expenses (considering the proportional participation) reached R$ 107 million, representing an increase of 16.9% (R$ 15 million). This increase was a result of the factors mentioned below:

•         PMSO item, which reached R$ 39 million, an increase of 31.5% (R$ 9 million), due mainly to the following factors:

(i)        Growth in the portfolio and the higher power generation in the period (R$ 6 million);

(ii)        Non-recurring effect of the provision for loss of property and equipment (R$ 6 million), related to the depreciated book value of the turbine of Bio Pedra TPP, as a result of the claim occurred in May 2015;

Partially offset by:

(iii)        Reversal of the provision coming from a discontinued project of DESA (R$ 2 million);

•         Depreciation and Amortization, which reached R$ 68 million, an increase of 10.0% (R$ 6 million), due mainly to the depreciation of the assets that went into operation between 2Q14 and 2Q15.

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EBITDA

In 2Q15, EBITDA (considering the proportional participation) was R$ 80 million, an increase of 16.8% (R$ 12 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 106 million in 2Q15, compared to R$ 89 million in 2Q14, an increase of 18.7% (R$ 17 million).

Financial Result

In 2Q15, Net Financial Result was a net expense of R$ 58 million, representing an increase of 24.3% (R$ 11 million). Financial Expenses moved from R$ 63 million in 2Q14 to R$ 73 million in 2Q15, an increase of 15.7% (R$ 10 million). Financial Revenues moved from R$ 17 million in 2Q14 to R$ 15 million in 2Q15, a reduction of 8.1% (R$ 1 million).

Net Income

In 2Q15, net loss (considering the proportional participation) was R$ 48 million, compared to a net loss of R$ 39 million in 2Q14, an increase of 24.0% (R$ 9 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net Loss totaled R$ 23 million in 2Q15, compared to an Adjusted Net Loss of R$ 19 million in 2Q14, an increase of 22.6% (R$ 4 million).

12.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,802 MW of operating installed capacity and 333 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 34 Wind Farms (1,032 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (282 MW) and 2 SHPPs (51 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,453 MW, representing a total portfolio of 5,588 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	399	1,032	370	1	1,802
Under construction	51	282	-	-	333
Under development	190	2,720	-	544	3,453
TOTAL	640	4,034	370	545	5,588

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231.0 MW and the assured energy is of 129.1 average-MW.

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Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, is under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – June 2015).

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in 18th New Energia Auction (“LEN” in portuguese) held in 2014 (price: R$ 133.00/MWh – June 2015).

Boa Vista II SHPP

CPFL Renováveis traded 14.8 average-MW on the 21st New Energy Auction, to be generated by Boa Vista II SHPP, located in the State of Minas Gerais an with 26.5 MW of installed capacity. The contract arising from that trade operation will be in force for 25 years, starting to supply power on January 1, 2020. The lot was sold at an average price of R$ 207.64/MWh (base: June 2015) with annual adjustments by the IPCA inflation index.

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2Q15 Results | August 13, 2015

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2015	12/31/2014	06/30/2014

CURRENT
Cash and Cash Equivalents	3,703,730	4,357,455	4,740,672
Consumers, Concessionaries and Licensees	3,407,145	2,251,124	2,231,367
Dividend and Interest on Equity	40,442	54,483	52,586
Financial Investments	32,172	5,324	5,422
Recoverable Taxes	311,407	329,638	266,577
Derivatives	94,535	23,260	9,194
Sectoral Financial Assets	772,283	610,931	-
Materials and Supplies	23,800	18,505	22,918
Leases	13,541	12,396	12,154
Concession Financial Assets	585,312	540,094	-
Other Credits	1,188,846	1,011,495	1,231,654
TOTAL CURRENT	10,173,213	9,214,704	8,572,543

NON-CURRENT
Consumers, Concessionaries and Licensees	110,491	123,405	137,375
Affiliates, Subsidiaries and Parent Company	106,417	100,666	96,598
Judicial Deposits	1,183,664	1,162,477	1,143,779
Recoverable Taxes	145,725	144,383	167,386
Sectoral Financial Assets	865,498	321,788	-
Derivatives	1,099,213	584,917	180,537
Deferred Taxes	887,151	938,496	1,221,422
Leases	33,383	35,169	38,064
Concession Financial Assets	3,141,307	2,834,522	3,021,163
Investments at Cost	116,654	116,654	116,654
Other Credits	470,984	388,828	317,435
Investments	1,173,087	1,098,769	1,173,705
Property, Plant and Equipment	8,929,185	8,878,064	7,731,505
Intangible	8,972,845	9,155,973	8,618,990
TOTAL NON-CURRENT	27,235,604	25,884,112	23,964,613

TOTAL ASSETS	37,408,818	35,098,816	32,537,156

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13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2015	12/31/2014	06/30/2014

CURRENT
Suppliers	2,267,546	2,374,147	1,930,713
Accrued Interest on Debts	130,095	97,525	101,147
Accrued Interest on Debentures	219,225	293,108	242,370
Loans and Financing	1,724,142	1,093,500	1,332,828
Debentures	230,136	2,042,075	1,878,170
Employee Pension Plans	91,650	85,374	81,952
Regulatory Charges	938,077	43,795	44,234
Taxes, Fees and Contributions	639,591	436,267	403,034
Dividend and Interest on Equity	13,457	19,086	21,942
Accrued Liabilities	106,641	70,252	97,688
Derivatives	-	38	3,426
Sectoral Financial Liabilities	-	21,998	-
Public Utilities	4,238	4,000	3,943
Other Accounts Payable	933,948	835,941	717,497
TOTAL CURRENT	7,298,746	7,417,104	6,858,948

NON-CURRENT
Suppliers	-	633	-
Accrued Interest on Debts	87,474	60,717	68,551
Accrued Interest on Debentures	10,710	-	-
Loans and Financing	10,955,787	9,426,634	8,181,284
Debentures	6,719,438	6,136,400	6,717,739
Employee Pension Plans	477,336	518,386	308,960
Taxes, Fees and Contributions	-	-	21,062
Deferred Taxes	1,371,666	1,385,498	1,108,395
Reserve for Tax, Civil and Labor Risks	578,037	490,858	431,028
Derivatives	16,779	13,317	97,075
Public Utilities	83,704	80,992	81,819
Other Accounts Payable	186,883	183,766	126,404
TOTAL NON-CURRENT	20,487,813	18,297,200	17,142,317

SHAREHOLDERS' EQUITY
Capital	5,348,312	4,793,424	4,793,424
Capital Reserve	468,082	468,082	287,673
Legal Reserve	650,811	650,811	603,352
Reserve of Retained Earnings for Investment	-	-	108,987
Statutory Reserve - Concession Financial Assets	418,884	330,437	308,196
Statutory Reserve - Strengthening of Working Capital	-	554,888	-
Other Comprehensive Income	132,705	145,893	384,793
Retained Earnings	221,024	-	313,208
	7,239,819	6,943,535	6,799,633
Non-Controlling Shareholders' Interest	2,382,440	2,440,978	1,736,258
TOTAL SHAREHOLDERS' EQUITY	9,622,258	9,384,513	8,535,891

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37,408,818	35,098,816	32,537,156

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13.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,945,120	3,712,763	60.1%	11,211,844	7,467,929	50.1%
Electricity Sales to Distributors	1,062,761	660,484	60.9%	1,919,223	1,361,439	41.0%
Revenue from building the infrastructure	284,912	217,030	31.3%	515,720	405,800	27.1%
Sectorial financial assets and liabilities	895,571	-	-	1,257,379	-	-
Other Operating Revenues(1)	864,647	579,641	49.2%	1,784,723	1,150,573	55.1%
	9,053,011	5,169,918	75.1%	16,688,888	10,385,741	60.7%

DEDUCTIONS FROM OPERATING REVENUES	(3,890,462)	(1,276,235)	204.8%	(6,236,271)	(2,564,748)	143.2%
NET OPERATING REVENUES	5,162,549	3,893,683	32.6%	10,452,617	7,820,993	33.6%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,311,561)	(2,301,084)	43.9%	(6,515,492)	(4,661,044)	39.8%
Electricity Network Usage Charges	(300,127)	(139,322)	115.4%	(694,047)	(331,606)	109.3%
	(3,611,688)	(2,440,406)	48.0%	(7,209,539)	(4,992,650)	44.4%
OPERATING COSTS AND EXPENSES
Personnel	(236,425)	(215,508)	9.7%	(461,458)	(412,177)	12.0%
Material	(34,946)	(28,921)	20.8%	(67,126)	(56,804)	18.2%
Outsourced Services	(134,154)	(126,214)	6.3%	(270,019)	(245,569)	10.0%
Other Operating Costs/Expenses	(216,515)	(122,155)	77.2%	(314,343)	(236,571)	32.9%
Cost of building the infrastructure	(284,540)	(217,030)	31.1%	(514,718)	(405,800)	26.8%
Employee Pension Plans	(16,344)	(12,038)	35.8%	(32,689)	(24,079)	35.8%
Depreciation and Amortization	(240,375)	(211,380)	13.7%	(469,607)	(418,335)	12.3%
Amortization of Concession's Intangible	(83,992)	(73,805)	13.8%	(168,693)	(145,448)	16.0%
	(1,247,292)	(1,007,050)	23.9%	(2,298,654)	(1,944,783)	18.2%

EBITDA	692,477	771,636	-10.3%	1,664,673	1,558,937	6.8%

EBIT	303,569	446,227	-32.0%	944,423	883,560	6.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	329,493	248,800	32.4%	616,567	477,486	29.1%
Financial Expenses	(516,251)	(472,843)	9.2%	(1,170,054)	(924,435)	26.6%
	(186,758)	(224,043)	-16.6%	(553,487)	(446,949)	23.8%

EQUITY ACCOUNTING
Equity Accounting	64,541	40,224	60.5%	81,949	111,594	-26.6%
Assets Surplus Value Amortization	(284)	(295)	-3.7%	(568)	(590)	-3.7%
	64,257	39,929	60.9%	81,381	111,004	-26.7%

INCOME BEFORE TAXES ON INCOME	181,068	262,113	-30.9%	472,318	547,615	-13.8%

Social Contribution	(23,172)	(31,427)	-26.3%	(64,635)	(61,856)	4.5%
Income Tax	(67,656)	(85,391)	-20.8%	(175,133)	(166,063)	5.5%

NET INCOME	90,240	145,295	-37.9%	232,550	319,696	-27.3%
Controlling Shareholders' Interest	124,180	164,634	-24.6%	293,150	341,130	-14.1%
Non-Controlling Shareholders' Interest	(33,940)	(19,340)	75.5%	(60,600)	(21,434)	182.7%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity

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2Q15 Results | August 13, 2015

13.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,945,120	3,607,492	64.8%	11,211,844	7,366,861	52.2%
Electricity Sales to Distributors	1,004,072	718,151	39.8%	1,802,903	1,519,026	18.7%
Revenue from building the infrastructure	284,912	217,030	31.3%	515,720	405,800	27.1%
Sectorial financial assets and liabilities	895,571	-	-	1,257,379	-	-
Other Operating Revenues(1)	864,285	577,394	49.7%	1,782,608	1,148,238	55.2%
	8,993,960	5,120,067	75.7%	16,570,453	10,439,925	58.7%

DEDUCTIONS FROM OPERATING REVENUES	(3,891,880)	(1,254,162)	210.3%	(6,207,814)	(2,534,100)	145.0%
NET OPERATING REVENUES	5,102,080	3,865,906	32.0%	10,362,639	7,905,825	31.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,997,735)	(1,975,256)	51.8%	(5,886,491)	(3,952,734)	48.9%
Electricity Network Usage Charges	(305,965)	(141,493)	116.2%	(705,779)	(341,270)	106.8%
	(3,303,700)	(2,116,749)	56.1%	(6,592,270)	(4,294,004)	53.5%
OPERATING COSTS AND EXPENSES
Personnel	(231,015)	(210,694)	9.6%	(450,710)	(403,045)	11.8%
Material	(98,909)	(166,049)	-40.4%	(230,966)	(301,575)	-23.4%
Outsourced Services	(122,611)	(121,331)	1.1%	(249,952)	(238,186)	4.9%
Other Operating Costs/Expenses	(161,121)	(119,352)	35.0%	(261,696)	(249,900)	4.7%
Cost of building the infrastructure	(284,540)	(217,030)	31.1%	(514,718)	(405,800)	26.8%
Employee Pension Plans	(16,344)	(12,038)	35.8%	(32,689)	(24,079)	35.8%
Depreciation and Amortization	(223,488)	(209,635)	6.6%	(439,048)	(415,892)	5.6%
Amortization of Concession's Intangible	(63,691)	(59,812)	6.5%	(127,686)	(118,355)	7.9%
	(1,201,720)	(1,115,940)	7.7%	(2,307,465)	(2,156,832)	7.0%

Adjusted EBITDA²	883,839	902,664	-2.1%	2,029,638	1,988,285	2.1%

EBIT	596,660	633,217	-5.8%	1,462,905	1,454,990	0.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	312,177	266,576	17.1%	586,364	499,690	17.3%
Financial Expenses	(485,489)	(474,716)	2.3%	(1,115,285)	(906,494)	23.0%
	(173,312)	(208,140)	-16.7%	(528,921)	(406,803)	30.0%

EQUITY ACCOUNTING
Equity Accounting	-	0	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	0	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	423,348	425,078	-0.4%	933,983	1,047,234	-10.8%

Social Contribution	(43,009)	(45,647)	-5.8%	(99,855)	(106,277)	-6.0%
Income Tax	(116,645)	(124,766)	-6.5%	(262,572)	(290,757)	-9.7%

Adjusted NET INCOME³	263,694	254,664	3.5%	571,556	650,200	-12.1%

Note:

(1)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

(2)    Adjusted figures take into account CPFL’s  equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 1Q14 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, were recognized by the IFRS.

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2Q15 Results | August 13, 2015

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q15	Last 12M

Beginning Balance	4,027,798	4,740,672

Net Income Before Taxes	181,068	1,435,007

Depreciation and Amortization	324,367	1,234,480
Interest on Debts and Monetary and Foreign Exchange Restatements	317,746	1,684,246
Consumers, Concessionaries and Licensees	(406,848)	(1,222,028)
Sectoral Financial Assets	(439,172)	(1,596,052)
Accounts Receivable - Resources Provided by the CDE/CCEE	(183,931)	(57,494)
Suppliers	119,912	317,732
Sectoral Financial Liabilities	(16,841)	(436)
Accounts Payable - Resources Provided by the CDE	29,397	70,358
Interest on Debts and Debentures Paid	(401,827)	(1,477,945)
Income Tax and Social Contribution Paid	(65,389)	(418,450)
Others	792,902	1,525,640
	70,316	60,051

Total Operating Activities	251,384	1,495,058

Investment Activities
Cash Incorporated in Business Combination	-	139,293
Acquisition of Property, Plant and Equipment, and Intangibles	(382,025)	(1,254,829)
Others	(61,572)	24,340
Total Investment Activities	(443,597)	(1,091,196)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	217
Loans and Debentures	870,339	4,271,019
Principal Amortization of Loans and Debentures, Net of Derivatives	(984,119)	(5,244,902)
Dividend and Interest on Equity Paid	(371)	(435,080)
Others	(17,704)	(32,058)
Total Financing Activities	(131,855)	(1,440,804)

Cash Flow Generation	(324,068)	(1,036,942)

Ending Balance - 06/30/2015	3,703,730	3,703,730

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2Q15 Results | August 13, 2015

13.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	2Q15	2Q14	Var.	1H15	1H14	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	259,845	302,944	-14.2%	512,657	584,746	-12.3%
Other Operating Revenues	1,204	1,211	-0.5%	2,594	2,431	6.7%
	261,049	304,155	-14.2%	515,251	587,177	-12.2%

DEDUCTIONS FROM OPERATING REVENUE	(22,674)	(21,875)	3.6%	(44,737)	(36,503)	22.6%
NET OPERATING REVENUE	238,375	282,280	-15.6%	470,514	550,674	-14.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(46,705)	(104,174)	-55.2%	(89,989)	(122,003)	-26.2%
Eletricity Network Usage Charges	(5,168)	(4,390)	17.7%	(10,376)	(8,720)	19.0%
	(51,873)	(108,564)	-52.2%	(100,365)	(130,724)	-23.2%
OPERATING COSTS AND EXPENSES
Personnel	(8,194)	(8,529)	-3.9%	(16,133)	(15,872)	1.6%
Material	(543)	(274)	98.1%	(860)	(471)	82.5%
Outsourced Services	(4,278)	(3,783)	13.1%	(9,672)	(7,517)	28.7%
Other Operating Costs/Expenses	(8,266)	(10,732)	-23.0%	(12,118)	(20,230)	-40.1%
Employee Pension Plans	(113)	(19)	498.4%	(227)	(38)	493.3%
Depreciation and Amortization	(28,006)	(27,362)	2.4%	(55,991)	(54,709)	2.3%
Amortization of Concession's Intangible	(4,046)	(4,146)	-2.4%	(8,092)	(8,294)	-2.4%
	(53,446)	(54,845)	-2.6%	(103,093)	(107,130)	-3.8%

EBITDA	229,649	190,586	20.5%	413,088	487,401	-15.2%

EBIT	133,056	118,870	11.9%	267,056	312,820	-14.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	19,624	29,205	-32.8%	50,757	42,420	19.7%
Financial Expenses	(123,517)	(119,605)	3.3%	(256,929)	(225,833)	13.8%
Interest on Equity	-	-	-	-	-	-
	(103,893)	(90,400)	14.9%	(206,172)	(183,413)	12.4%

EQUITY ACCOUNTING
Equity Accounting	64,541	40,208	60.5%	81,949	111,578	-26.6%
Assets Surplus Value Amortization	(284)	(295)	-3.9%	(568)	(591)	-3.9%
	64,257	39,912	61.0%	81,381	110,988	-26.7%

INCOME BEFORE TAXES ON INCOME	93,421	68,383	36.6%	142,265	240,394	-40.8%

Social Contribution	(2,438)	(2,796)	-12.8%	(5,334)	(11,243)	-52.6%
Income Tax	(7,549)	(7,923)	-4.7%	(15,063)	(31,273)	-51.8%

NET INCOME (LOSS)	83,433	57,664	44.7%	121,869	197,878	-38.4%
Controlling Shareholders' Interest	72,851	49,944	45.9%	106,559	169,938	-37.3%
Non-Controlling Shareholders' Interest	10,583	7,720	37.1%	15,310	27,940	-45.2%

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2Q15 Results | August 13, 2015

13.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	2Q15	2Q14	Var.	1H15	1H14	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	535,320	634,013	-15.6%	1,072,771	1,268,756	-15.4%
Other Operating Revenues	215	763	-71.9%	1,217	1,447	-15.9%
	535,534	634,776	-15.6%	1,073,988	1,270,203	-15.4%

DEDUCTIONS FROM OPERATING REVENUE	(48,011)	(51,444)	-6.7%	(96,673)	(95,000)	1.8%
NET OPERATING REVENUE	487,524	583,332	-16.4%	977,316	1,175,203	-16.8%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	57,951	(87,280)	-166.4%	111,417	(123,658)	-190.1%
Eletricity Network Usage Charges	(19,920)	(18,320)	8.7%	(40,051)	(36,275)	10.4%
	38,031	(105,600)	-136.0%	71,366	(159,933)	-144.6%
OPERATING COSTS AND EXPENSES
Personnel	(10,863)	(10,585)	2.6%	(21,780)	(20,114)	8.3%
Material	(67,046)	(138,010)	-51.4%	(169,236)	(246,465)	-31.3%
Outsourced Services	(9,896)	(8,758)	13.0%	(20,279)	(17,682)	14.7%
Other Operating Costs/Expenses	(16,256)	(19,614)	-17.1%	(30,875)	(35,980)	-14.2%
Employee Pension Plans	(113)	(19)	498.4%	(227)	(38)	493.3%
Depreciation and Amortization	(54,611)	(54,794)	-0.3%	(110,004)	(109,443)	0.5%
Amortization of Concession's Intangible	(4,330)	(4,441)	-2.5%	(8,660)	(8,885)	-2.5%
	(163,114)	(236,221)	-30.9%	(361,061)	(438,607)	-17.7%

EBITDA	421,382	300,747	40.1%	806,285	694,038	16.2%

EBIT	362,441	241,511	50.1%	687,621	576,662	19.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	18,543	35,232	-47.4%	52,711	52,187	1.0%
Financial Expenses	(163,212)	(160,773)	1.5%	(340,161)	(306,055)	11.1%
Interest on Equity	-	-	-	-	-	-
	(144,669)	(125,541)	15.2%	(287,451)	(253,868)	13.2%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	217,772	115,971	87.8%	400,170	321,841	24.3%

Social Contribution	(18,692)	(10,787)	73.3%	(36,050)	(28,823)	25.1%
Income Tax	(45,386)	(29,914)	51.7%	(93,106)	(79,559)	17.0%

NET INCOME (LOSS)	153,694	75,269	104.2%	271,014	213,459	27.0%

Note: Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects in the EBITDA of R$ 122 million in 2Q15 and of R$ 40 million in 2Q14, and in the Net Income of R$ 80 million in 2Q15 and of R$ 26 million in 2Q14.

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2Q15 Results | August 13, 2015

13.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	314,075	262,627	19.6%	699,397	570,853	22.5%
Other Operating Revenues	394	219	80.0%	5,064	461	997.4%
	314,469	262,846	19.6%	704,460	571,315	23.3%

DEDUCTIONS FROM OPERATING REVENUE	(18,849)	(17,697)	6.5%	(44,426)	(37,258)	19.2%
NET OPERATING REVENUE	295,620	245,150	20.6%	660,035	534,057	23.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(45,429)	(64,484)	-29.5%	(147,439)	(179,635)	-17.9%
Eletricity Network Usage Charges	(19,442)	(13,638)	42.6%	(39,245)	(25,485)	54.0%
	(64,872)	(78,122)	-17.0%	(186,684)	(205,120)	-9.0%
OPERATING COSTS AND EXPENSES
Personnel	(16,695)	(16,688)	0.0%	(33,882)	(32,491)	4.3%
Material	(5,249)	(1,610)	226.1%	(9,374)	(3,109)	201.5%
Outsourced Services	(36,246)	(24,297)	49.2%	(65,319)	(43,195)	51.2%
Other Operating Costs/Expenses	(16,618)	(7,326)	126.8%	(31,272)	(13,762)	127.2%
Depreciation and Amortization	(89,880)	(70,877)	26.8%	(174,777)	(138,903)	25.8%
Amortization of Concession's Intangible	(42,539)	(34,708)	22.6%	(85,919)	(67,253)	27.8%
	(207,228)	(155,506)	33.3%	(400,542)	(298,713)	34.1%

EBITDA (IFRS)(1)	155,939	117,107	33.2%	333,504	236,380	41.1%

EBIT	23,520	11,521	104.1%	72,808	30,224	140.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	29,880	28,522	4.8%	59,488	48,013	23.9%
Financial Expenses	(141,934)	(107,592)	31.9%	(278,224)	(195,289)	42.5%
	(112,055)	(79,069)	41.7%	(218,736)	(147,275)	48.5%

INCOME BEFORE TAXES ON INCOME	(88,534)	(67,548)	31.1%	(145,928)	(117,051)	24.7%

Social Contribution	(1,859)	392	-	(5,538)	(2,021)	174.0%
Income Tax	(2,689)	1,287	-	(6,261)	(1,122)	458.2%

NET INCOME (IFRS)	(93,082)	(65,869)	41.3%	(157,727)	(120,194)	31.2%
Controlling Shareholders' Interest	(94,086)	(65,949)	42.7%	(158,516)	(120,256)	31.8%
Non-Controlling Shareholders' Interest	1,004	81	1146.0%	789	62	1171.0%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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2Q15 Results | August 13, 2015

13.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Participation)
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	167,401	154,517	8.3%	372,504	335,878	10.9%
Other Operating Revenues	203	129	57.9%	2,613	271	862.6%
	167,605	154,646	8.4%	375,118	336,150	11.6%

DEDUCTIONS FROM OPERATING REVENUE	(9,975)	(10,412)	-4.2%	(23,465)	(21,922)	7.0%
NET OPERATING REVENUE	157,630	144,234	9.3%	351,653	314,228	11.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(8,892)	(17,760)	-49.9%	(39,419)	(43,099)	-8.5%
Eletricity Network Usage Charges	(10,034)	(8,024)	25.1%	(20,255)	(14,995)	35.1%
	(18,926)	(25,784)	-26.6%	(59,674)	(58,094)	2.7%
OPERATING COSTS AND EXPENSES
Personnel	(8,617)	(9,818)	-12.2%	(17,487)	(19,117)	-8.5%
Material	(2,709)	(947)	186.0%	(4,838)	(1,829)	164.5%
Outsourced Services	(18,707)	(14,295)	30.9%	(33,712)	(25,415)	32.6%
Other Operating Costs/Expenses	(2,913)	(4,310)	-32.4%	(10,476)	(8,097)	29.4%
Depreciation and Amortization	(46,388)	(41,699)	11.2%	(90,204)	(81,725)	10.4%
Amortization of Concession's Intangible	(21,955)	(20,420)	7.5%	(44,343)	(39,569)	12.1%
	(101,289)	(91,490)	10.7%	(201,060)	(175,752)	14.4%

EBITDA Adjusted(1)	105,758	89,079	18.7%	225,466	201,676	11.8%

EBIT	37,415	26,960	38.8%	90,919	80,382	13.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	15,421	16,781	-8.1%	30,703	28,250	8.7%
Financial Expenses	(73,254)	(63,302)	15.7%	(143,594)	(114,903)	25.0%
	(57,833)	(46,520)	24.3%	(112,892)	(86,653)	30.3%

INCOME BEFORE TAXES ON INCOME	(20,417)	(19,561)	4.4%	(21,973)	(6,271)	250.4%

Social Contribution	(959)	231	-	(2,858)	(1,189)	140.3%
Income Tax	(1,388)	755	-	(3,231)	(663)	387.7%

NET INCOME Adjusted(1)	(22,765)	(18,575)	22.6%	(28,063)	(8,123)	245.5%

Note: (1) Considers the proportional participation and excludes the non-recurring effects of R$ 25 million in 2Q15 and of R$ 20 million in 2Q14.

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2Q15 Results | August 13, 2015

13.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,660,951	3,485,187	62.43%	10,651,420	7,011,896	51.90%
Electricity Sales to Distributors	426,187	59,036	621.91%	611,994	100,808	507.09%
Revenue from building the infrastructure	274,711	210,299	30.63%	488,266	394,869	23.65%
Sectoral financial assets and liabilities	895,571	-	-	1,584,155	-	-
Other Operating Revenues	840,222	553,228	51.88%	1,401,839	1,092,856	28.27%
	8,097,642	4,307,750	87.98%	14,737,674	8,600,429	71.36%

DEDUCTIONS FROM OPERATING REVENUE	(3,797,716)	(1,192,305)	218.52%	(6,042,385)	(2,393,474)	152.45%
NET OPERATING REVENUE	4,299,927	3,115,445	38.02%	8,695,289	6,206,955	40.09%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,968,732)	(1,971,746)	50.56%	(5,793,199)	(4,017,082)	44.21%
Electricity Network Usage Charges	(276,760)	(125,866)	119.89%	(647,028)	(302,758)	113.71%
	(3,245,492)	(2,097,612)	54.72%	(6,440,227)	(4,319,840)	49.08%
OPERATING COSTS AND EXPENSES
Personnel	(166,113)	(153,308)	8.35%	(323,934)	(295,012)	9.80%
Material	(22,279)	(21,618)	3.05%	(43,640)	(41,832)	4.32%
Outsourced Services	(122,301)	(116,321)	5.14%	(247,485)	(225,739)	9.63%
Other Operating Costs/Expenses	(194,029)	(104,895)	84.97%	(275,578)	(206,170)	33.67%
Cost of building the infrastructure	(274,711)	(210,299)	30.63%	(488,266)	(394,869)	23.65%
Employee Pension Plans	(16,231)	(12,019)	35.05%	(32,462)	(24,041)	35.03%
Depreciation and Amortization	(117,589)	(109,925)	6.97%	(229,885)	(218,447)	5.24%
Amortization of Concession's Intangible	(5,260)	(5,132)	2.50%	(10,390)	(10,228)	1.58%
	(918,513)	(733,517)	25.22%	(1,651,639)	(1,416,338)	16.61%

EBITDA (IFRS)(1)	258,771	399,374	-35.21%	843,698	699,452	20.62%

EBIT	135,922	284,316	-52.19%	603,423	470,777	28.18%

FINANCIAL INCOME (EXPENSE)
Financial Income	251,742	154,858	62.56%	445,077	315,465	41.09%
Financial Expenses	(223,330)	(209,575)	6.56%	(574,168)	(427,172)	34.41%
Interest on Equity	-	-	-	-	-	-
	28,411	(54,717)	-151.92%	(129,091)	(111,707)	15.56%

INCOME BEFORE TAXES ON INCOME	164,333	229,600	-28.43%	474,332	359,070	32.10%

Social Contribution	(12,804)	(23,656)	-45.87%	(43,619)	(37,800)	15.39%
Income Tax	(35,350)	(62,839)	-43.74%	(120,251)	(101,117)	18.92%

Net Income (IFRS)	116,179	143,105	-18.82%	310,461	220,153	41.02%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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2Q15 Results | August 13, 2015

13.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	2Q15	2Q14	Variation	1H15	1H14	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,660,951	3,379,916	67.49%	10,651,420	6,910,828	54.13%
Electricity Sales to Distributors	426,187	59,036	621.91%	611,994	100,808	507.09%
Revenue from building the infrastructure	274,711	210,299	30.63%	488,266	394,869	23.65%
Sectoral financial assets and liabilities	895,571	-	-	1,584,155	-	-
Other Operating Revenues	840,222	553,228	51.88%	1,401,839	1,092,856	28.27%
	8,097,642	4,202,480	92.69%	14,737,674	8,499,361	73.40%

DEDUCTIONS FROM OPERATING REVENUE	(3,797,716)	(1,166,340)	225.61%	(6,012,385)	(2,350,071)	155.84%
NET OPERATING REVENUE	4,299,927	3,036,139	41.62%	8,725,289	6,149,290	41.89%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,968,732)	(1,849,265)	60.54%	(5,793,199)	(3,704,218)	56.39%
Electricity Network Usage Charges	(276,760)	(119,303)	131.98%	(647,028)	(294,623)	119.61%
	(3,245,492)	(1,968,568)	64.87%	(6,440,227)	(3,998,840)	61.05%
OPERATING COSTS AND EXPENSES
Personnel	(166,113)	(153,308)	8.35%	(323,934)	(295,012)	9.80%
Material	(22,279)	(21,618)	3.05%	(43,640)	(41,832)	4.32%
Outsourced Services	(122,301)	(116,321)	5.14%	(247,485)	(225,739)	9.63%
Other Operating Costs/Expenses	(144,217)	(104,653)	37.80%	(225,766)	(210,949)	7.02%
Cost of building the infrastructure	(274,711)	(210,299)	30.63%	(488,266)	(394,869)	23.65%
Employee Pension Plans	(16,231)	(12,019)	35.05%	(32,462)	(24,041)	35.03%
Depreciation and Amortization	(117,589)	(109,925)	6.97%	(229,885)	(218,447)	5.24%
Amortization of Concession's Intangible	(5,260)	(5,132)	2.50%	(10,390)	(10,228)	1.58%
	(868,701)	(733,275)	18.47%	(1,601,827)	(1,421,117)	12.72%

Adjusted EBITDA(1)	308,583	449,353	-31.33%	923,510	958,008	-3.60%

EBIT	185,734	334,295	-44.44%	683,235	729,333	-6.32%

FINANCIAL INCOME (EXPENSE)
Financial Income	251,742	181,858	38.43%	445,077	353,563	25.88%
Financial Expenses	(223,330)	(218,081)	2.41%	(574,168)	(415,294)	38.26%
Interest on Equity	-	-	-	-	-	-
	28,411	(36,223)	-178.43%	(129,091)	(61,731)	109.12%

INCOME BEFORE TAXES ON INCOME	214,145	298,072	-28.16%	554,144	667,602	-16.99%

Social Contribution	(17,287)	(29,818)	-42.02%	(50,802)	(65,568)	-22.52%
Income Tax	(47,803)	(79,957)	-40.21%	(140,204)	(178,250)	-21.34%

Adjusted Net Income(2)	149,055	188,297	-20.84%	363,137	423,784	-14.31%

Notes:

(1)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities)and excludes the non-recurring effects;

(2)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

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2Q15 Results | August 13, 2015

13.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	4,316,291	2,370,726	82.1%	7,696,441	4,634,600	66.1%
Net Operating Revenue	2,258,384	1,713,237	31.8%	4,477,586	3,337,345	34.2%
Cost of Electric Power	(1,731,430)	(1,158,112)	49.5%	(3,355,386)	(2,378,430)	41.1%
Operating Costs & Expenses	(485,761)	(375,787)	29.3%	(849,513)	(710,633)	19.5%
EBIT	41,193	179,339	-77.0%	272,687	248,282	9.8%
EBITDA (IFRS)(1)	97,231	231,789	-58.1%	382,240	352,688	8.4%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	97,231	195,262	-50.2%	382,240	429,866	-11.1%
Financial Income (Expense)	15,681	(23,978)		(59,360)	(51,299)	15.7%
Income Before Taxes	56,874	155,361	-63.4%	213,326	196,984	8.3%
Net Income (IFRS)	39,636	97,656	-59.4%	137,685	120,677	14.1%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	39,636	75,833	-47.7%	137,685	173,837	-20.8%

CPFL PIRATININGA
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	1,852,107	920,645	101.2%	3,400,690	1,924,416	76.7%
Net Operating Revenue	970,711	647,861	49.8%	1,968,569	1,358,939	44.9%
Cost of Electric Power	(752,896)	(457,299)	64.6%	(1,487,205)	(975,946)	52.4%
Operating Costs & Expenses	(176,327)	(149,584)	17.9%	(322,744)	(295,680)	9.2%
EBIT	41,489	40,979	1.2%	158,620	87,314	81.7%
EBITDA (IFRS)(1)	66,618	63,528	4.9%	206,705	132,383	56.1%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	66,618	110,273	-39.6%	206,705	227,884	-9.3%
Financial Income (Expense)	12,131	(18,173)		(27,173)	(31,754)	-14.4%
Income Before Taxes	53,620	22,806	135.1%	131,447	55,560	136.6%
Net Income (IFRS)	37,487	12,865	191.4%	86,031	32,486	164.8%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	37,487	50,596	-25.9%	86,031	105,197	-18.2%

RGE
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	1,495,967	769,030	94.5%	2,856,751	1,563,304	82.7%
Net Operating Revenue	841,011	566,045	48.6%	1,789,480	1,150,728	55.5%
Cost of Electric Power	(602,617)	(395,511)	52.4%	(1,294,074)	(776,691)	66.6%
Operating Costs & Expenses	(202,425)	(150,937)	34.1%	(377,164)	(304,563)	23.8%
EBIT	35,969	19,598	83.5%	118,242	69,474	70.2%
EBITDA (IFRS)(1)	69,372	51,984	33.4%	184,569	133,370	38.4%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	69,372	91,385	-24.1%	184,569	188,202	-1.9%
Financial Income (Expense)	(5,191)	(9,127)	-43.1%	(40,841)	(27,115)	50.6%
Income Before Taxes	30,777	10,471	193.9%	77,401	42,359	82.7%
Net Income (IFRS)	23,409	5,724	309.0%	52,757	25,587	106.2%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	23,409	34,704	-32.5%	52,757	65,401	-19.3%

CPFL SANTA CRUZ
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	198,159	122,305	62.0%	359,889	233,874	53.9%
Net Operating Revenue	112,314	92,917	20.9%	219,684	177,373	23.9%
Cost of Electric Power	(81,496)	(47,508)	71.5%	(151,623)	(100,135)	51.4%
Operating Costs & Expenses	(23,289)	(25,784)	-9.7%	(43,497)	(49,018)	-11.3%
EBIT	7,529	19,625	-61.6%	24,564	28,219	-13.0%
EBITDA (IFRS)(1)	11,119	23,080	-51.8%	31,684	35,083	-9.7%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	11,119	18,400	-39.6%	31,684	30,719	3.1%
Financial Income (Expense)	2,896	(2,280)		2,129	(1,668)
Income Before Taxes	10,425	17,346	-39.9%	26,693	26,551	0.5%
Net Income (IFRS)	7,753	11,145	-30.4%	18,102	16,846	7.5%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	7,753	8,321	-6.8%	18,102	14,372	26.0%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

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2Q15 Results | August 13, 2015

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	52,292	29,397	77.9%	94,508	57,093	65.5%
Net Operating Revenue	28,670	22,871	25.4%	57,376	43,878	30.8%
Cost of Electric Power	(17,058)	(8,327)	104.9%	(34,123)	(19,317)	76.6%
Operating Costs & Expenses	(9,244)	(7,480)	23.6%	(15,308)	(15,191)	0.8%
EBIT	2,368	7,064	-66.5%	7,945	9,369	-15.2%
EBITDA (IFRS)(1)	3,799	8,428	-54.9%	10,803	12,092	-10.7%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	3,799	6,111	-37.8%	10,803	10,423	3.6%
Financial Income (Expense)	601	(203)	0.0%	(296)	520	0.0%
Income Before Taxes	2,970	6,861	-56.7%	7,649	9,890	-22.7%
Net Income (IFRS)	1,830	4,550	-59.8%	4,778	6,422	-25.6%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	1,830	2,977	-38.5%	4,778	5,228	-8.6%

CPFL SUL PAULISTA
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	72,523	38,790	87.0%	130,871	75,624	73.1%
Net Operating Revenue	37,020	30,103	23.0%	75,162	57,028	31.8%
Cost of Electric Power	(23,085)	(12,093)	90.9%	(44,898)	(26,990)	66.4%
Operating Costs & Expenses	(10,546)	(9,584)	10.0%	(19,762)	(16,758)	17.9%
EBIT	3,390	8,425	-59.8%	10,502	13,280	-20.9%
EBITDA (IFRS)(1)	4,838	9,748	-50.4%	13,371	15,927	-16.0%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	4,838	7,265	-33.4%	13,371	13,825	-3.3%
Financial Income (Expense)	1,183	(218)		151	433	-65.2%
Income Before Taxes	4,572	8,207	-44.3%	10,653	13,713	-22.3%
Net Income (IFRS)	2,918	5,485	-46.8%	6,826	9,031	-24.4%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	2,918	3,804	-23.3%	6,826	7,625	-10.5%

CPFL JAGUARI
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	76,145	37,041	105.6%	136,238	72,108	88.9%
Net Operating Revenue	35,023	27,196	28.8%	72,777	52,316	39.1%
Cost of Electric Power	(28,462)	(15,124)	88.2%	(56,093)	(33,509)	67.4%
Operating Costs & Expenses	(4,735)	(8,144)	-41.9%	(12,257)	(13,477)	-9.1%
EBIT	1,825	3,927	-53.5%	4,427	5,331	-17.0%
EBITDA (IFRS)(1)	2,708	4,697	-42.3%	6,176	6,875	-10.2%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	2,708	4,190	-35.4%	6,176	7,979	-22.6%
Financial Income (Expense)	708	(1,007)		(2,618)	(1,872)	39.8%
Income Before Taxes	2,534	2,920	-13.2%	1,809	3,458	-47.7%
Net Income (IFRS)	1,530	1,865	-18.0%	892	2,089	-57.3%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	1,530	1,455	5.1%	892	2,727	-67.3%

CPFL MOCOCA
	2Q15	2Q14	Var.	1H15	1H14	Var.
Gross Operating Revenue	38,124	23,095	65.1%	69,622	45,701	52.3%
Net Operating Revenue	20,422	18,218	12.1%	41,366	35,116	17.8%
Cost of Electric Power	(11,750)	(6,329)	85.7%	(22,990)	(13,957)	64.7%
Operating Costs & Expenses	(6,513)	(6,530)	-0.3%	(11,940)	(11,651)	2.5%
EBIT	2,159	5,359	-59.7%	6,436	9,509	-32.3%
EBITDA (IFRS)(1)	3,087	6,120	-49.6%	8,149	11,035	-26.1%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	3,087	4,772	-35.3%	8,149	9,808	-16.9%
Financial Income (Expense)	401	269	49.2%	(1,083)	1,047
Income Before Taxes	2,560	5,629	-54.5%	5,354	10,555	-49.3%
Net Income (IFRS)	1,616	3,816	-57.6%	3,390	7,015	-51.7%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	1,616	2,888	-44.0%	3,390	6,148	-44.9%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

Página 55 de 57

2Q15 Results | August 13, 2015

13.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	2,126	2,173	-2.2%	4,607	4,651	-0.9%
Industrial	2,835	2,963	-4.3%	5,566	5,858	-5.0%
Commercial	1,371	1,371	0.0%	2,933	2,927	0.2%
Others	990	1,044	-5.1%	2,013	2,118	-5.0%
Total	7,322	7,550	-3.0%	15,119	15,555	-2.8%

CPFL Piratininga
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	937	956	-1.9%	2,060	2,087	-1.3%
Industrial	1,911	2,050	-6.8%	3,819	4,061	-6.0%
Commercial	586	574	2.0%	1,254	1,235	1.5%
Others	274	275	-0.3%	558	563	-0.9%
Total	3,709	3,856	-3.8%	7,690	7,946	-3.2%

RGE
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	594	587	1.2%	1,257	1,239	1.5%
Industrial	865	930	-7.1%	1,700	1,816	-6.3%
Commercial	353	350	0.8%	753	750	0.4%
Others	670	660	1.6%	1,369	1,387	-1.3%
Total	2,482	2,527	-1.8%	5,079	5,191	-2.2%

CPFL Santa Cruz
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	84	85	-1.1%	180	180	-0.2%
Industrial	56	57	-1.5%	114	114	-0.2%
Commercial	39	40	-2.1%	86	88	-2.6%
Others	84	85	-1.1%	173	191	-9.3%
Total	263	267	-1.3%	553	573	-3.6%

CPFL Jaguari
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	21	21	-0.3%	45	45	1.1%
Industrial	93	100	-6.9%	192	198	-2.8%
Commercial	12	12	1.5%	26	26	2.2%
Others	9	9	-2.9%	19	19	-3.0%
Total	136	143	-4.9%	282	287	-1.8%

CPFL Mococa
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	18	18	0.5%	38	37	2.4%
Industrial	15	17	-9.6%	31	33	-7.5%
Commercial	8	8	-2.1%	16	17	-1.8%
Others	14	15	-8.3%	29	30	-5.6%
Total	55	58	-5.1%	114	117	-3.1%

CPFL Leste Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	24	24	-1.0%	50	50	0.3%
Industrial	19	17	14.1%	38	36	5.4%
Commercial	11	11	-0.6%	23	24	-3.3%
Others	25	29	-14.6%	49	57	-13.2%
Total	79	81	-2.7%	161	167	-3.7%

CPFL Sul Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	35	35	-0.4%	73	73	0.3%
Industrial	74	69	7.2%	157	143	9.3%
Commercial	14	13	4.6%	30	30	2.7%
Others	23	23	0.3%	46	47	-1.4%
Total	145	140	3.9%	306	293	4.6%

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2Q15 Results | August 13, 2015

13.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	2,126	2,173	-2.2%	4,607	4,651	-0.9%
Industrial	960	1,018	-5.6%	1,940	2,039	-4.8%
Commercial	1,232	1,262	-2.3%	2,648	2,704	-2.1%
Others	958	1,009	-5.1%	1,947	2,048	-5.0%
Total	5,276	5,462	-3.4%	11,142	11,443	-2.6%

CPFL Piratininga
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	937	956	-1.9%	2,060	2,087	-1.3%
Industrial	522	553	-5.6%	1,057	1,112	-4.9%
Commercial	521	515	1.1%	1,117	1,110	0.6%
Others	262	263	-0.6%	534	539	-0.9%
Total	2,242	2,287	-2.0%	4,768	4,847	-1.6%

RGE
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	594	587	1.2%	1,257	1,239	1.5%
Industrial	383	416	-7.9%	774	826	-6.3%
Commercial	331	328	0.7%	708	707	0.2%
Others	670	660	1.6%	1,369	1,387	-1.3%
Total	1,978	1,991	-0.7%	4,108	4,159	-1.2%

CPFL Santa Cruz
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	84	85	-1.1%	180	180	-0.2%
Industrial	44	45	-1.1%	91	91	0.1%
Commercial	39	40	-2.1%	86	88	-2.6%
Others	84	85	-1.1%	173	191	-9.3%
Total	252	255	-1.3%	530	550	-3.7%

CPFL Jaguari
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	21	21	-0.3%	45	45	1.1%
Industrial	78	79	-1.0%	158	158	-0.4%
Commercial	12	12	1.5%	26	26	2.2%
Others	9	9	-2.9%	19	19	-3.0%
Total	121	121	-0.8%	248	248	-0.1%

CPFL Mococa
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	18	18	0.5%	38	37	2.4%
Industrial	9	10	-14.3%	18	20	-9.3%
Commercial	8	8	-2.1%	16	17	-1.8%
Others	14	15	-8.3%	29	30	-5.6%
Total	48	51	-5.5%	101	104	-2.8%

CPFL Leste Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	24	24	-1.0%	50	50	0.3%
Industrial	7	6	8.6%	14	13	9.1%
Commercial	11	11	-0.6%	23	24	-3.3%
Others	25	29	-14.6%	49	57	-13.2%
Total	67	71	-5.7%	137	144	-4.8%

CPFL Sul Paulista
	2Q15	2Q14	Var.	2015	2014	Var.
Residential	35	35	-0.4%	73	73	0.3%
Industrial	24	20	19.2%	48	41	18.6%
Commercial	14	13	4.6%	30	30	2.7%
Others	23	23	0.3%	46	47	-1.4%
Total	95	91	4.8%	198	190	4.2%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.